Exhibit 99.1

SIERRA METALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

DATED: MARCH 30, 2020

Corporate Office:

161 Bay Street, Suite 4260

Toronto, Ontario

M5J 2S1

Table of Contents

Preliminary Notes	1
Corporate Structure	4
General Development of the Business	5
Description of the Business	13
Material Mineral Properties	21
Updated Mineral Resource and Mineral Reserve Information	48
Risk Factors	52
Dividends and Distributions	63
Description of Capital Structure	63
Market for Securities	63
Escrowed Securities	64
Directors and Officers	64
Audit Committee Information	68
Legal Proceedings and Regulatory Actions	70
Interest of Management and Others in Material Transactions	71
Transfer Agent and Registrar	71
Material Contracts	71
Interest of Experts	72
Additional Information	72

ANNUAL INFORMATION FORM DATED MARCH 30, 2020

SIERRA METALS INC. (“Sierra”, “Sierra Metals” or the “Company”)

Preliminary Notes

Effective Date of Information

The date of this Annual Information Form (the “AIF”) is March 30, 2020. Except as otherwise indicated, the information contained herein is as at December 31, 2019.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Sierra Metals. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile.

Document	Effective Date/ Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR Website
NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru (the “Yauricocha Technical Report”).	October 31, 2019	February 3, 2020	Technical Report
NI 43-101 Preliminary Economic Assessment (“PEA”) for the Bolivar Mine, Mexico (the “Bolivar Technical Report”)	October 31, 2017	August 23, 2018	Technical Report
NI 43-101 PEA for the Cusi Mine, Chihuahua State, Mexico (the “Cusi Technical Report”)	August 31, 2017	August 2, 2018	Technical Report

Cautionary Statement – Forward Looking Information

This AIF contains “forward looking information” within the meaning of Canadian securities laws related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; the SIB (as defined herein) and the Company’s plans and expectations for its properties and operations.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks; risks relating to climate change and risks relating to coronavirus (COVID-19) (“COVID-19”).

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Information

All currency references in this AIF are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.”. The articles were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Company changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Company’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Company is doing business.

The registered principal office of Sierra Metals is located at 161 Bay Street, Suite 4260, Toronto, Ontario, Canada M5J 2S1. The head office of the Company’s Mexican subsidiaries is located at Calle Blas Cano de los Rios No 500, Colonia San Felipe, C.P 31203, Chihuahua, Chihuahua, Mexico. The head office of the Company’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

General Development of the Business

Three-Year History and Recent Developments

2017

Peru

On May 1, 2017, the Company announced the discovery of a new high-grade oxide zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and the Cachi-Cachi Mine at the Yauricocha Mine. Drill results were also announced on this date, which demonstrate the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone, discovered in November 2016.

On October 26, 2017, the Company announced it had updated its Mineral Reserve Estimate for the Yauricocha Mine showing estimated Mineral Reserves of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold, representing a 134% increase over the previous Mineral Reserve Estimate.

On December 19, 2017, the Company announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

Mexico

On February 27, 2017, the Company announced the discovery of new high-grade silver intercepts occurring in the Santa Rosa de Lima complex located within the Cusi Mine operational area. The discovery came as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016.

On March 6, 2017, the Company announced the results of the initial drill program at the Bolivar Mine which continued to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone extended to over 500 meters in length and 300 meters in depth and was still open along strike and down dip.

Drilling programs also continued at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) in order to define high grade copper with coincident strong chargeability and within resistivity zones detected during a completed 400 Hectare Titan 24 Induced Polarization (IP) survey conducted by Quantec Geosciences of Toronto, Canada.

On April 17, 2019, the Company filed a NI 43-101 Technical Report on Resources for the Cusi Mine in Mexico. The report provided support for total indicated mineral resources of 1,990,000 tonnes averaging 237 g/t silver, 0.53% lead, 0.53% zinc, 0.16 g/t gold, 283 g/t AgEq and 18.3 Moz AgEq; and total inferred mineral resources of 1,200,000 tonnes averaging 305 g/t silver, 0.51% lead, 0.64% zinc, 0.14 g/t gold, 354 g/t AgEq and 13.7 Moz AgEq.

On April 19, 2017, the Company filed a NI 43-101 Technical Report on Resources and Reserves for the Bolivar Mine in Mexico. The report provided support for total indicated mineral resources of 9,335,000 tonnes averaging 18.1 g/t silver, 0.90% copper and 0.30 g/t gold, 1.23% CuEq; total inferred mineral resources of 9,055,000 tonnes averaging 17.9 g/t silver, 0.86% copper and 0.33 g/t gold, 1.20% CuEq; and total probable mineral reserves of 4,327,000 tonnes averaging 17.5 g/t silver, 0.85% copper and 0.31g/t gold, 1.18% Cu Eq.

On September 5, 2017, the Company announced assay results from a completed definition drilling program at the Bolivar West zone, adjacent to the operations at the Bolivar Mine. The exploration programs identified skarn ore deposits in the form of mantos in the area, extending for eight kilometers. The brownfield drilling program was designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.

On October 4, 2017, the Company announced the initial results of a drilling program designed to test the anomalies of the Titan 24 Geophysical Survey on the Bolivar Mine. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified. The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine.

On December 29, 2017 the Company announced that it had updated its Mineral Resource Estimate for the Cusi Mine. The updated Mineral Resource Estimate was the result of drilling programs completed between January 2014 and August 2017. The update disclosed the following:

•	Total Measured and Indicated Resources increased 129% to 4,557,000 tonnes from 1,990,000 tonnes previously reported; and Total Inferred Resources increased 36% to 1,633,000 tonnes from 1,200,000 tonnes previously reported;
•	Total Measured Mineral Resources of 362,000 tonnes averaging 225g/t silver, 0.55% lead, 0.68% zinc, 0.13 g/t gold for a total 268 g/t Ag Eq;
•	Total Indicated Mineral Resources of 4,195,000 tonnes averaging 217 g/t silver, 0.64% lead, 0.66% zinc, 0.21 g/t gold and 267 g/t AgEq; and
•	Total Inferred Mineral Resources of 1,633,000 tonnes averaging 158 g/t silver, 0.54% lead, 0.84% zinc, 0.16 g/t gold and 207 g/t AgEq.

Financing and Corporate Activities

Spin-off of Cautivo Mining Inc.

On August 8, 2017, the Company completed the distribution of all of the common shares (the “Cautivo Shares”) of its wholly owned subsidiary, Cautivo Mining Inc. (“Cautivo”) and listing of the Cautivo Shares on the Canadian Securities Exchange. The Cautivo Shares were distributed to holders of the Company’s common shares (the “Common Shares”) of record as of 4:59 p.m. (Toronto time) on July 26, 2017 as a return of capital, reducing the Company’s shareholdings in Cautivo from 100% to nil.

Management Changes

On March 29, 2017, the Company announced that Mark Brennan tendered his resignation as President and Chief Executive Officer of the Company and on April 6, 2017, the Company announced the appointment of Igor Gonzales as President and Chief Executive Officer, effective May 1, 2017.

U.S. Listing and ATM Offering

On May 18, 2017, the Company announced the filing of a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. A final short form base shelf prospectus (the “Shelf Prospectus”) was subsequently filed on June 29, 2017, providing for the offerings for sale of up to C$75 million of Common Shares, warrants, units and subscription receipts or a combination thereof, from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement. The Registration Statement was declared effective by the SEC on July 7, 2017.

On July 6, 2017, the Company announced that its Common Shares were approved for listing on the NYSE American Stock Exchange (the “NYSE American”) and were expected to begin trading under the symbol “SMTS” beginning on July 11, 2017.

On October 10, 2017, the Company announced that it entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the “Agents”), pursuant to which the Company was permitted, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$55 million (the “ATM Offering”). Sales of Common Shares through the Agents, acting as agent, were to be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale. On October 10, 2017, the Company also filed a prospectus supplement for the ATM Offering pursuant to the Sales Agreement. No Common Shares under such offering were offered or sold in Canada. The Sales Agreement expired on July 29, 2019, and as of such date, the Company had not issued or sold any Common Shares pursuant to such agreement.

2018

Peru

On June 27, 2018, the Company reported the results of a PEA for the Yauricocha Mine, yielding a 486% return on investment and after-tax net present value (“NPV”) of US$393 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

On October 1, 2018, the Company confirmed the discovery of a new style of mineralization (copper-molybdenum porphyry). The results were from testing of the geophysical anomalies in the quartz monzonite intrusive, in the eastern part of the mineralized area. This area is known as the Central Mine which is located between the Cuye and Esperanza zones. Prior evidence of copper-molybdenum porphyry mineralization had been observed on surface within the monzonite intrusive and had previously been sampled by Rio Tinto Zinc. Subsequently, drill core was sampled at 10-meter intervals over the entire hole length and the Company obtained 122 samples. A hole was drilled from the Klepetko Tunnel to test the priority anomaly located in the monzonite intrusive as this zone had high conductivity within the Intrusive. A copper-molybdenum mineralized porphyry was discovered.

Mexico

On May 22, 2018, the Company announced an update to its Mineral Reserve and Resource Estimate for the Bolivar Mine. Total Probable Mineral Reserves for the Bolivar Mine were 7,925,000 tonnes averaging 19 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq representing an 83% increase to the previous Probable Mineral Reserve Estimate. Total Indicated Mineral Resources were 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.37% CuEq representing a 42% increase to the previous Indicated Mineral Resource estimate. Total Inferred Mineral Resources were 8,012,000 tonnes averaging 22 g/t silver, 0.96% copper and 0.30 g/t gold, 1.35% CuEq representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate.

On June 6, 2018, the Company announced the results of an infill drilling program evaluating the continuity and characteristics of geophysical anomalies that were previously tested as part of a recent Titan 24 Geophysical Survey and deemed high value targets at the Bolivar Mine. Drilling has identified and defined a new zone named Cieneguita, which is an extension of the Bolivar northwest structure and is situated in close proximity to the Bolivar northwest zone with similar characteristics. The Company completed a successful infill drilling program on those previously tested areas, which resulted in a new structure being defined demonstrating the continuity of the previously defined wide high-grade copper structures.

On June 18, 2018, the Company reported the results of the Cusi Technical Report, yielding a 75% internal rate of return and after-tax NPV of US$92 million at an 8% discount rate. The Cusi Technical Report was compiled under NI 43-101 standards by Mining Plus Peru SAC and was filed on SEDAR on August 2, 2018.

On June 29, 2018, the Company announced that the development program at the Cusi Mine has confirmed a wide, high-grade silver stockwork zone located within the Santa Rosa de Lima vein complex. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height.

On July 9, 2018, the Company reported the results of the Bolivar Technical Report, yielding a 550% return on investment and after-tax NPV of US$214 million at an 8% discount rate. The Bolivar Technical Report was compiled under NI 43-101 standards by Mining Plus Peru SAC and was filed on SEDAR on August 23, 2018.

Financing and Corporate Activities

Initiation of Normal Course Issuer Bid

On December 11, 2018, the Company announced that its board of directors (the “Board”) approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the “TSX”) and other Canadian marketplaces/alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 Common Shares, which represented approximately 0.92% of the issued and outstanding Common Shares as at December 11, 2018.

Under the NCIB, the Company was permitted to purchase up to 1,500,000 Common Shares through the facilities of the TSX and other Canadian marketplaces/alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any Common Share purchases made pursuant to the NCIB were to be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC Capital Markets (“CIBC”). In accordance with TSX rules, any daily purchases made under the NCIB were limited to a maximum of 4,214 Common Shares, which represented 25% of the average daily trading volume of 16,858 Common Shares on the TSX for the six months ended November 30, 2018. However, the Company was permitted to make one block purchase per calendar week which exceeded the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 Common Shares.

2019

Peru

On February 13, 2019, the Company announced that Sociedad Minera Corona, S.A. (“Minera Corona”), one of its Peruvian subsidiaries, received approval from SENACE (National Environmental Certification Service), whom are the agency responsible for the evaluation of natural resources and production projects in Peru, with respect to its recent Environmental Impact Assessment (“EIA”) study for the expansion of the tailings deposition facility at the Yauricocha Mine. With this approval for the EIA study, the Company became in a position to proceed to obtain a construction permit for the next phase of the tailings deposition facility, and commence planning for an expanded waste rock facility. Once those steps have been completed, the Company will be able to complete a final submission of its Informe Técnico Sustentatorio document (“ITS”) (English translation: Supporting Technical Report), which is required for any potential expansion of the Yauricocha Mine.

On March 21, 2019, the Company announced that employees who were members of the Union of the Mine and Metallurgical Workers of Minera Corona, representing approximately 66% of the employees at the Yauricocha Mine, initiated a strike action in protest of contractor changes made as part of regular operations at the Yauricocha Mine. The Company suspended all mining and milling activities for the safety of all employees as of March 19, 2019. The Peruvian Ministry of Labour, upon receiving notification by the Union of its intent to strike, indicated that the strike could not proceed. Once the strike had materialized, they deemed the strike as illegal under current legislation. On April 12, 2019, the Company announced the resolution of the strike action at the Yauricocha Mine.

On June 27, 2019, the Company announced the receipt of its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at the Yauricocha Mine.

On December 19, 2019, the Company announced an updated Mineral Reserve and Resource Estimate at the Yauricocha Mine. The updated Mineral Reserve and Resource Estimate disclosed the following:

•	Mineral Reserves of 8,439,000 tonnes averaging 46.5 g/t silver, 1.1% copper, 0.8% lead, 3.1% zinc and 0.5 g/t gold representing a 5.4% overall tonnage decrease to the previous Reserve Estimate, however, Proven Mineral Reserves increased 45% with Probable Mineral Reserves decreasing 18% as compared to the previous Reserve Estimate.
•	Total Proven and Probable Contained Metal decreased by 8.9% silver, 10.9% copper, 4.6% lead, increased by 20.1% zinc, and decreased by 8.9% gold as compared to the previous Reserve Estimate.
•	Measured and Indicated Mineral Resources of 12,651,000 tonnes averaging 51.5 g/t silver, 1.3% copper, 0.9% lead, 3.0% zinc and 0.6 g/t gold representing a 4% tonnage decrease from the previous resource tonnage estimate, however, Measured Mineral Resources increased 18% with Indicated Mineral Resources decreasing 11% as compared to the previous Resource Estimate.
•	Total Measured and Indicated Contained Metal reduced by 21% silver, 15% copper, 7% lead, increased by 8% zinc, and reduced by 12% gold as compared to the previous Resource Estimate.
•	Total Inferred Mineral Resources of 6,501,000 tonnes averaging 39.1 g/t silver, 1.5% copper, 0.6% lead, 1.7% zinc and 0.5 g/t gold compared from the previous Resource Estimate, representing a 2% tonnage decrease to the overall Inferred Resource Estimate.
•	Total Inferred Contained Metal reduced by 11% silver, 26% copper, increase by 32% lead, reduced by 23% zinc and 9% gold as compared to the previous Resource Estimate.

Mexico

On January 9, 2019, the Company reported that its expansion plans were on track at the Bolivar Mine. In July 2018, the Company had announced the results of a PEA at Bolivar to achieve a sustainable and staged increase in mine production and mill throughput from 3,000 tonnes per day (“tpd”) to 3,600 tpd in Q1-2019, and to 5,000 tpd by mid-2020. Completion of the expansion included the installation of a refurbished mill, an electrical substation with 1250 KVA of capacity, a secondary crusher and a hydrocyclone cluster that allowed for finer grind size optionality.

On April 3, 2019, the Company announced positive results from a drilling program designed to test the continuity and characteristics of geophysical anomalies identified in a recent Titan 24 Geophysical Survey. The areas drilled had been deemed as high-value targets within the Bolivar West zone, located at the Bolivar Mine. Drilling identified and defined a new zone named West Extension to the Bolivar West zone which is an extension of the Bolivar West structure and is within close proximity to the Bolivar West zone with similar characteristics.

On June 3, 2019, the Company announced that it had agreed to repurchase a royalty on the Cusi Mine from Minera Cusi SA de CV, for US$4.0 million. The royalty agreement required the Company to pay a 3% royalty on the net revenues generated by the mine, less transportation costs, for the life of the Cusi Mine. The Company already paid US$2.5 million upon signing the repurchase contract on May 10, 2019 and is required to pay a further US$1.5 million on May 10, 2021.

On December 31, 2019, the Company announced an update to its Mineral Resource Estimate at the Bolivar Mine. The updated Mineral Resource Estimate disclosed the following:

•	Total Indicated Mineral Resources are 11.63 million tonnes averaging 0.95% copper, 18.1 g/t silver and 0.24 g/t gold or 1.17% CuEq which represents a 12% overall tonnage decrease from the previous Indicated Resource Estimate, but which includes depletions since the previous Resource Update. Metal grades were also reduced by 9% for copper, 20% for silver and 17% for gold.
•	Total Inferred Mineral Resources are 16.69 million tonnes averaging 0.93% copper, 16.8 g/t silver and 0.30 g/t gold or 1.16% CuEq which represents a 108% overall tonnage increase from the previous Inferred Resource Estimate. Metal grades were reduced by 3% for copper, 25% for silver and 29% for gold.

The Company is planning to release another updated Mineral Resource and Reserve Estimate, which will include additional drilling and information from a litho-structural model, by March 31, 2020, followed by a NI 43-101 technical report to be filed within 45 days of this update.

Financing and Corporate Activities

Repayment of FIFOMI Loan in Mexico

During February 2019, the Company repaid the remaining US$1,657,000 owed on Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”)’s loan from FIFOMI. Dia Bras Mexicana is a wholly-owned subsidiary of Sierra Metals. This repayment, prior to the loan’s maturity date, did not result in any financial penalties and was within the terms of the agreement.

Closing of New Senior Secured US$100 Million Corporate Credit Facility

The Company, together with Dia Bras Peru S.A.C. and Dia Bras Mexicana, as co-obligors, entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) dated March 8, 2019, as amended on July 11, 2019, with Banco de Credito del Peru, as lender, and Banco de Credito del Peru, as administrative agent and agent of guarantees, that provides funding of up to US$100 million. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used a portion of the proceeds of the Corporate Facility to repay old debt balances.

The key terms of the Corporate Facility are as follows:

•	Term: 6-year term maturing March 2025
•	Principal Repayment Grace Period: 2 years
•	Principal Repayment Period: 4 years
•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default.

Changes to the Board

On April 4, 2019, the Company announced the appointment of Ricardo Arrarte to the Board. Mr. Arrarte filled the vacancy created by the resignation of Philip Renaud.

On July 15, 2019, the Company announced the appointment of Koko Yamamoto to the Board. Ms. Yamamoto was also appointed to the audit committee of the Board (the “Audit Committee”) and would serve as its Chair.

Automatic Share Purchase Plan and NCIB Amendment

On April 15, 2019, the Company announced that, in connection with its NCIB, it had entered into an automatic share purchase plan (the “ASPP”) with CIBC, the Company’s designated broker for the NCIB.

The ASPP permitted CIBC to purchase Common Shares at times when the Company ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases were only to be made by CIBC based upon parameters set out by the Company prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. Outside of these blackout periods, Common Shares would continue to be purchased at the Company’s discretion, subject to the rules of the TSX and applicable securities laws. The Company’s NCIB commenced on December 17, 2018 and remained active until December 16, 2019.

On September 18, 2019, the Company announced its intention to amend the NCIB to increase the number of Common Shares which the Company was permitted to repurchase for cancellation thereunder from 1,500,000 Common Shares to 2,500,000 Common Shares. Other than the increase to the maximum number of Common Shares purchasable by the Company pursuant to the NCIB, no other amendments had been made to the NCIB. The Company purchased a total of 2,012,654 Common Shares under the NCIB.

Management Changes

On August 1, 2019, the Company announced the mutually agreed upon departure of Gordon Babcock, its Chief Operating Officer. Mr. Babcock’s responsibilities were taken over by Alonso Lujan, Vice President Exploration and Country Manager Mexico, and James Leon, Country Manager Peru.

2020

On January 8, 2020, the Company announced that, as a result of entering into a new phase as a generator of free cash flow, it was in a position to start returning capital to its shareholders. In this regard, the Board approved a plan to return up to US$30 million to shareholders in the coming year. In furtherance of this plan, the Company announced its intention to launch a substantial issuer bid (the “SIB”) pursuant to which the Company would offer to repurchase for cancellation up to US$15 million in value of Common Shares from shareholders for cash. The SIB was intended to proceed by way of a modified Dutch auction and would be funded with available cash on hand.

In the first quarter of 2020, metal prices have weakened further due to the impact of COVID-19. While the Company now expects lower cash flows at least in the first half of the year, the extent and duration of the impacts of COVID-19 on the metal prices and the operations of the Company are still unknown at this time. Due to the highly uncertain economic situation as a result of COVID-19 and its impact on the Company’s operations and metal prices, the Company has decided to postpone the contemplated SIB.

On February 3, 2020, the Company filed the Yauricocha Technical Report.

On February 6, 2020, the Company announced the settlement of the P&R Litigation (as defined herein). The accord was executed in The Second District Court (the “Court”) in the state of Chihuahua, Mexico. The declaration of the termination of P&R Litigation was issued by the Court on February 6, 2020. This settlement ends all claims against and litigation against the Company and Dia Bras Mexicana from P&R. The impact of the settlement amount paid on the Company’s financial condition and operating results is not significant. For further details on the P&R Litigation, see “Legal Proceedings and Regulatory Actions – Legal Proceedings”.

On March 17, 2020, the Company announced that the Peruvian government had declared a 15-day state of emergency to contain the advancement of COVID-19, which restricts travel within the country and requires citizens to remain at home with the exception of grocery, banks and medical. On March 26, 2020, the Peruvian government extended the state of emergency for an additional 13 days until April 12, 2020. As such, all mining activities and permitting submissions in Peru have also been halted. This will result in a delay in all permits being issued. Pursuant to this declaration, the Company has also ceased its mining operations at the Yauricocha Mine, with the exception of emergency staff as permitted by the government. Due to the uncertainty of the effect that the COVID-19 pandemic could have on the Company’s operations and financial condition, and due to rapidly changing developments, the Company is currently implementing proactive and reactive mitigation measures to minimize any potential impacts that COVID-19 may have on its employees, communities, operations, supply chain and finances. This also includes preserving capital and deferring capital programs, where appropriate, in order to improve liquidity. The Company is maintaining its guidance due to the operating flexibility of its Yauricocha Mine and the current normal operation of its Mexican mines. Should any material changes occur, the Company would update its guidance promptly, and expects to provide a more comprehensive update with more data points on metal prices and operating developments as part of the Q1 2020 reporting process.

Description of the Business

General

Summary

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Company plans to continue growing its production base through exploration investments within its properties. The Company has high returns on invested capital and strong cash flow generation as key priorities.

The Company has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian operation (Peru) includes the Yauricocha Mine and its near-mine concessions. The Mexican Operation (Mexico) includes the Bolivar and Cusi mines both located in the Chihuahua State, Mexico, their near-mine concessions and the Mexican exploration and early stage properties.

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company plans to focus on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company produces zinc, copper and lead concentrates with gold and silver by-products from its polymetallic circuit at the Yauricocha Mine; copper concentrates at the Bolivar Mine; and a silver-lead concentrate at the Cusi Mine. These concentrates are sold to international metal traders who in turn sell and deliver these products to different clients around the world.

The breakdown of revenue from metals payable by product for 2017, 2018 and 2019 is as follows:

By Revenue (%)	2017	2018	2019
Silver	15%	16%	19%
Copper	31%	37%	38%
Lead	14%	11%	12%
Zinc	38%	35%	26%
Gold	2%	1%	6%

Peru – Yauricocha Mine

Mining at Yauricocha is completed by various extraction methods, principally sublevel caving and overhand cut and fill stoping. Ore is transported via underground rail to the on-site Chumpe mill for processing. The Chumpe mill processes ores produced by Yauricocha using crushing, grinding and flotation. Polymetallic ore is processed and treated in a polymetallic circuit.

Mexico – Bolivar Mine

At the Bolivar Mine, mining is done by room-and-pillar and sublevel stoping methods. Extracted ore is trucked 5 kilometers to the Company’s Piedras Verdes mill, which is a conventional flotation processing plant rated at 5,000 tpd depending on the work index.

Mexico – Cusi Mine

Mining at the Cusi Mine is completed by cut and fill method. Mined development rock is trucked 37 km via flat, paved roads to the Company’s Malpaso mill, which is a conventional flotation processing plant. The plant has three ball mills: (1) 8´ x 14´ mill, with capacity of 28 tph; (2) 8´ x 7´ mill, with capacity of 13 tph; and (3) 7´ x 10´ mill, with capacity of 9 tph. Total capacity between the three mills is 50 tph, or 1,200 tpd.

Exploration Properties

Of the several exploration properties in Mexico held by the Company, two have had work done by the Company and are considered properties of merit: Bacerac and Batopilas. The others, such as Arechuyvo and Maguarchic, have not had work performed on them because they are considered to be of lower priority for allocation of resources such as personnel and funds.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues, and accounting. The Company has adequate employees with experience in these specialized areas to meet its current needs.

Cycles

The mining and exploration industry is cyclical in nature. The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which the Company conducts its business. For example, if commodity pricing is low, Sierra’s access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of the Company’s current properties and may affect its ability to, among other things: (i) capitalize on financing, including equity financing, to fund its ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on its properties.

Furthermore, weather cycles may affect the Company’s ability to conduct exploration activities at its mines, including the Yauricocha Mine, Bolivar Mine and Cusi Mine. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather related factors, including inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Competitive Conditions

The mining and exploration industry is competitive in all aspects. The Company competes with other mining companies, many of whom have greater financial resources, operational experience or technical capabilities than Sierra, in connection with the acquisition of properties producing, or capable of producing, precious metals. In addition, the Company also competes for the recruitment and retention of qualified employees and consultants.

Changes to Contracts

The Company does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Metal Price Volatility

The profitability of the Company’s operations may be significantly affected by changes in the market price of the precious and base metals that it produces. The economics of producing precious and base metals are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of the precious and base metals. Depending on the price of precious and base metals that it produces, the Company may determine that it is impractical to commence or continue commercial production. The price of precious and base metals fluctuates widely and is affected by numerous industry factors beyond the Company’s control, such as the demand for precious and base metals, forward selling by producers and central bank sales and purchases of precious and base metals. The price of gold and silver is also affected by macro-economic factors, such as expectations for inflation, interest rates, the world supply of mineral commodities, the stability of currency exchange rates and global or regional political and economic situations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of precious and base metals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Any significant drop in the price of precious and base metals adversely impacts the Company’s revenues, profitability and cash flows. In addition, sustained low gold price may:

•	reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at prevailing prices;
•	cause the cessation or deferral of new mining projects;
•	decrease the amount of capital available for exploration activities;
•	reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or
•	cause the write-off of an asset whose value is impaired by low metal prices.

There can be no assurance that the price of precious and base metals will remain stable or that such prices will be at a level that will prove feasible to begin development of its properties, or commence or continue commercial production, as applicable.

Environmental Protection

The Company is currently in material compliance with all applicable environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2019 were not material.

Employees

As at December 31, 2019, the Company and its subsidiaries had 784 employees in Peru, 654 employees in Mexico, and 7 employees in Canada.

Social or Environmental Policies

The Company has built strong relationships with the communities in which it operates and is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.

Foreign Operations

Doing Business in Peru

Peru is a democratic republic governed by an elected government which is headed by a president who serves for a five-year term.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land rights are distinct from the mining concessions. The government retains ownership of mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register and the Ministry of Energy and Mines. The only exception to this rule is that foreigners cannot acquire or possess mining concessions within 50 kilometers of the border, unless an exception based on public necessity or national interest is granted by the President of Peru by means of a Supreme Decree.

The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products. Pursuant to environmental laws applicable to the mining sector, holders of mining activities are required to file and obtain approval for an EIA, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following main permits are generally needed for a project: Start-Up Authorization; Certificate for the Inexistence of Archaeological Remains (CIRA); EIA; Mine Closure Plan; Beneficiation Concession; Water Usage Permits and Rights over surface lands.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The current corporate income tax rate is 29.5%.

In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, the current dividend tax rate of 5% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. This rate applies to dividends that correspond to profits generated since January 1, 2017. Profits generated up to December 31, 2014 are subject to a withholding tax rate of 4.1%, and profits generated between January 1, 2015 and December 31, 2016 are subject to a withholding tax at a rate of 6.8%, even if the relevant profits are distributed in future years.

Peru’s transfer-pricing rules apply to cross-border and domestic transactions between related parties and to all transactions with residents in tax-haven jurisdictions. The transfer-pricing rules also apply to transactions with residents in non-cooperating jurisdictions, as well as transactions with residents whose revenue or income is subject to a preferential tax regime.

In Peru, the Boar will be responsible for approving the entity’s tax planning. This obligation cannot be delegated.

Peru has entered into double tax treaties with Brazil, Canada, Chile, Korea (South), Mexico, Portugal and Switzerland. It has also entered into an agreement to avoid double taxation with the other members of the “Comunidad Andina” (Bolivia, Colombia and Ecuador).

As of 2004, holders of mining concessions are required to pay the government a Mining Royalty as consideration for the exploitation of metallic and non-metallic minerals. Payment of mining royalties shall be completed on a quarterly basis and is calculated based on the greater of either: (a) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit; and (b) 1% of the company’s net sales, in each case during the applicable quarter. The royalty rate applicable to the company’s profit is based on its operating profit margin according to a statutory scale of rates that range between 1% and 12%. Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Mining Royalty described above. The SMT is applied on operating margin profit based on a sliding scale, with progressive marginal rates ranging from 2.0% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating margin profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession. SMT payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Doing Business in Mexico

Mexico is a federal presidential representative democratic republic, where the President is both head of state and head of government. The current government of Mexico is guided by the 1917 constitution. The President is the head of the executive branch, the commander-in-chief of the armed forces and also the head of state. The President of Mexico is elected by an absolute majority of the federal entities. Mexico’s President is elected for six years and cannot be re-elected. The President is mandated to appoint and dismiss cabinet ministers and nearly all other officials of the executive.

The mining industry in Mexico is controlled by the Secretaría de Economía through the Subsecretaría de Minería, which is officially located and administered from Chihuahua City, with offices in Mexico City. In Mexico, mining activities include extraction activities independent from petroleum, natural gas and radioactive minerals, and certain non-metallic minerals such as construction and ornament materials, some of which are not subject to the mining legislation. In addition to the extraction activities, mining, smelting and refining activities are also considered as part of the mining industry, which are jointly known as mining-metallurgic activities. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican law (which could be wholly owned by foreign investors). The construction of processing plants requires further governmental approvals (e.g. Federal, local and municipal permits).

In Mexico, surface land rights are distinct from the mining concessions. The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which shall be granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining and that the assignee is qualified to hold a concession (i.e. a Mexican national or a Mexican company incorporated under Mexican law having mining activities as its main corporate purpose). Securities can be imposed to mining concessions. The instrument formalizing the corresponding security shall be also registered before the Mining Public Registry.

Concessionaires must perform work each year that begins within ninety days of the concession being granted. Concessionaires must file proof of the work performed every year by the end of May. Non-compliance with these requirements is cause for cancellation only after the authority communicates in writing to the concessionaire any such default, granting the concessionaire a specified time frame in which to remedy the default.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined below.

Three different fees or royalties applicable to the mining activity in Mexico exist as per the Federal Fees Law (LFD). Such fees are as follows:

Special mining fee:

This fee shall be calculated at a 7.5% rate over the positive difference resulting from subtracting the deductions allowed in the Mexican Income Tax Law (MITL) from the income resulting from the revenue of the mining activity.

However, for the purposes of calculating the basis of this fee, the LFD does not allow to take into account several expenses that may be incurred by the mining taxpayers. Such expenses involve investments not related to mining prospecting and exploration, as well as tax losses not yet amortized and incurred in previous fiscal years.

Mining concessionaires and assignees shall be exempted from the payment of this fee exclusively for the use, enjoyment, or exploitation of coal gas deposits.

Additional mining fee:

This fee shall be incurred based on the maximum rate of the mining fee set forth in Article 263 of the LFD per concession’s hectare. Usually, this fee is nominal.

Extraordinary mining fee:

This fee shall be calculated at a 0.5% rate over the income resulting from the sale of gold, silver, and platinum, without any deduction.

Control over Subsidiaries

Corporate Governance

The Company has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems are set forth below.

The Company’s corporate structure has been designed to ensure that the Company controls, and/or has a measure of direct oversight over, the operations of its subsidiaries. The Company, as the ultimate shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

The Company, directly or indirectly, controls the appointments of all of the directors and senior officers of its subsidiaries. The directors of the Company’s subsidiaries are ultimately accountable to the Company as the shareholder appointing him or her, and the Board and senior management of the Company. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of the Company or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

Strategic Direction

While the mining operations of each of the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements on an annual basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and on a quarterly basis in accordance with IFRS as applicable to interim financial reports including International Accounting Standard 34, Interim Financial Reporting. This requires financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the relevant reporting framework and securities laws.

The responsibilities of the Board include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

Regional Experience

The directors and executive officers of the Company have significant experience conducting business in Peru and/or Mexico, including (i) international corporate finance and mergers and acquisitions experience in Peru and/or Mexico, (ii) planning, supervising and managing experience with mining operations in Peru and/or Mexico, (iii) executive officers and/or directors with experience with other publicly-listed mining companies with operations in Peru and/or Mexico, and (iv) visiting the Company’s projects in Peru and Mexico on a regular basis. Further, Alberto Arias (Director), Dionisio Romero (Director), Jose Vizquerra Benavides (Director), Ricardo Arrarte (Director), Igor Gonzales (Chief Executive Officer), Ed Guimaraes (Chief Financial Officer), Alonso Lujan (Vice President, Exploration) and Rajesh Vyas (Corporate Controller) are all either fluent or proficient in Spanish.

Material Mineral Properties

The Company has three material projects described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s material mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties and to incorporate by reference each such technical report into this AIF.

Yauricocha Mine, Peru

The Company owns 81.84% of Minera Corona, which in turn owns 100% of the Yauricocha Mine.

Yauricocha Technical Report

The following is the summary section of the Yauricocha Technical Report, prepared by SRK Consulting (Canada) Inc. (“SRK”), and signed by Qualified Persons Andre M. Deiss, BSc. (Hons), Pri.Nat.Sci, MSAIMM, SRK Principal Consultant (Resource Geology); Carl Kottmeier, B.A.Sc., P. Eng, MBA, SRK Principal Consultant (Mining); Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy); Dan Mackie, M.Sc., B.Sc., PGeo, SRK Principal Consultant (Hydrogeologist); and Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical). The full text of the Yauricocha Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yauricocha Technical Report.

“1       Executive Summary

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. The purpose of this report is to present the Mineral Resource and Reserve estimates, operating and capital costs, description of the mining methods used, the processing plant, and the related surface and underground infrastructure.

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

1.1	Property Description and Ownership

The Yauricocha Mine is in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (SMCSA or Minera Corona) ownership since 2002 and has operated historically since 1948. Sierra Metals, Inc. purchased 82% of SMCSA in 2011.

1.2	Geology and Mineralization

The Yauricocha Mine features several mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular style (manto) deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of silver (Ag), copper (Cu), lead (Pb) and zinc (Zn), with local gold (Au) to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides but is locally oxidized to significant depths or is associated with Cu-rich bodies.

1.3	Exploration Status

The Yauricocha Mine is concurrently undertaking exploration, development and operations. Exploration is ongoing within the mine claim and is supported predominantly by drilling and exploration drifting. The mine is also currently producing multiple types of metal concentrates from several underground mine areas.

1.4	Mineral Resource Estimate

The understanding of the geology and mineralization, as reported in the Resource Statement for Yauricocha is based on a combination of geologic mapping, drilling and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive Quality Assurance / Quality Control (QA/QC) methods and more modern practices for drilling and sampling. SRK notes that most of the remaining resources in areas such as Mina Central and Cachi-Cachi (Figure 1-1) are supported by modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

Mine Development
N
23800 E
24050 E
16500 N
16250 N
16000 N
15750 N
15500 N
15250 N
15000 N
14750 N
4000 Elev
3750 Elev
Cachi-Cachi
Esperanza
Mascota
Cuye
Cuerpos Pequeños
Mina Central
Legend
Mina Central
Cuerpo Pequeños
Cuye
Mascota
Esperanza
Cachi-Cachi

srk consulting	Sierra Metals Inc.	Mineralized Areas
	Yauricocha Mine	Date: 14/01/2020

Figure 1-1: Modelled Mineralized areas Estimated at Yauricocha Mine

SRK notes that the geological modeling procedures currently implemented by the Yauricocha geologists are significantly different than that used in previous years and are now based on implicit modeling through Seequent Leapfrog® Geo 3D geology modeling software. This is consistent with industry best practice, and SRK notes that there have been advances in the detail and extent of geological modeling for most of the orebodies.

The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel. The resource estimations presented herein have been conducted by SRK as independent consultants using supporting data generated by the site. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques and are based on information from drilling and development. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drilling and channel samples, applying industry-standard estimation methodology. Mineral Resources were estimated in Datamine Studio RMTM software and are categorized in a manner consistent with industry best practice. Mineral Resources are reported above reasonable unit value cut-off’s applicable per mineralization type and the expected mining method.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

The October 31, 2019 consolidated audited Mineral Resource statement for the Yauricocha Mine is presented in Table 1.1. The detailed and individual tables for the Yauricocha areas are presented in Section 14 of this report.

Table 1-1: Consolidated Yauricocha Mine Mineral Resource Statement as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

Classification	Volume	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
	(m3) '000	(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)	(kt)	(M t)
Measured	1,075	3,662	3.41	66.25	0.69	1.33	1.20	3.47	0.20	24.58	151	7.8	81.0	107.0	97.2	280.5	7.3	0.9
Indicated	2,603	8,989	3.45	45.67	0.56	1.27	0.72	2.81	0.14	25.59	125	13.2	160.5	251.8	142.3	557.5	13.0	2.3
Measured+ Indicated	3,678	12,651	3.44	51.63	0.59	1.29	0.86	3.00	0.16	25.29	132	21.0	241.5	358.8	239.5	838.0	20.3	3.2
Inferred	1,870	6,501	3.48	39.23	0.51	1.50	0.62	1.66	0.09	26.15	113	8.2	106.6	214.9	88.9	237.6	5.7	1.7

Notes

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Silver, gold, silver, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.

(3) The consolidated Yauricocha Resource Estimate is comprised of Measured, Indicated and inferred material in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off values (COV)’s based on 2018 actual metallurgical recoveries and 2019 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered 2019 consensus pricing (Gold (US$1,303/oz), Silver (US$15.95/oz), Copper (US$2.94/lb), Lead (US$0.95/lb), and Zinc (US$1.24/lb).

(6) Lead Oxide Mineral Resources are reported at COV’s based on 2016 actual metallurgical recoveries and 2016/2017 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered Long Term consensus pricing (Gold (US$1,314/oz), Silver (US$17.55/oz), Copper (US$3.11/lb), Lead (US$0.95/lb), and Zinc (US$1.08/lb).

(8) The mining costs are based on 2018 actual costs and are variable by mining method.

(9) The unit value COV’s are variable by mining area and proposed mining method. The marginal COV ranges from US$46 to US$55.

1.5	Mineral Reserve Estimate (effective October 31st, 2019)

The Mineral Reserve Statement presented herein has been prepared for public disclosure.

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

SRK notes that the reserve estimation procedures currently implemented by the Yauricocha mine planning personnel is evolving when compared to those used in previous years. These procedures are consistent with industry best practice though not fully compliant with latest industry best practice guidelines published by CIM on November 29th, 2019. The reserve estimation is now based on stope designs using the geology block models and stope optimization software, Mineable Shape Optimizer (MSO). The development design and schedule are based on the mine design tools in the Datamine Studio 5DP™ and scheduling software Datamine EPS™.

The Yauricocha Mineral Reserve Estimate is comprised of the Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequeños mining areas.

The October 31, 2019 consolidated Mineral Reserve Statement for the Yauricocha Mine is presented in Table 1.2. The detailed and individual tables for the Yauricocha mining areas are presented in Section 15 of this report.

Table 1-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6)(7)

Mineral Type	Classification	Mineral Reserves						Contained Metal
		Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
		(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Consolidated Feed	Proven	2,665	52.57	0.58	1.26	0.95	3.23	4.5	49.6	73.8	55.9	189.8
	Probable	5,775	43.69	0.47	1.07	0.70	3.00	8.1	86.4	136.0	88.6	382.2
Total Proven and Probable		8,439	46.49	0.50	1.13	0.78	3.07	12.6	136.0	209.8	144.5	572.0

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2) All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3) The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequeños mining areas.

(4) Mineral reserves are reported at unit value cut-offs values (COV) based on metal price assumptions*, variable metallurgical recovery assumptions**, and variable modifying factors***.

* Metal price assumptions considered are based on 2019 consensus pricing: Gold (US$/oz 1,354.00), Silver (US$/oz 17.82), Copper (US$/lb 3.08), Lead (US$/lb 0.93), and Zinc (US$/lb 1.08).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built into the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Modifying factors such as dilution and mining recovery are based on historical mine to mill reconciliation and are variable by mining method and area.

(5) The mining costs are variable by mining method.

(6) Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(7) The unit value COV’s are variable by mining area and proposed mining method. The economic COV ranges from an NSR of US$71 to US$80.

1.6	Mining Methods
1.6.1	Mining

The primary mining method at Yauricocha is sub-level caving which accounts for 84% of production supplemented by a minor amount of overhand mechanized cut and fill. The mine production areas are grouped into six mining areas: Mina Central, Esperanza, Mascota, Cuye, Cachi-Cachi, and Cuerpos Pequeños.

Polymetallic sulfide ore accounts for more than 99% of the material mined at Yauricocha. Material classified as lead oxide can also be encountered, but it is a minor component of the overall tonnages in the reserves estimate.

The mine is accessed by two shafts, Central Shaft and Mascota Shaft, and the Klepetko and Yauricocha tunnels. Ore and waste are transported via the Klepetko Tunnel at the 720 level (elevation 4,165 masl) which runs east-northeast from the mine towards the mill and concentrator, and the 4.7 km Yauricocha Tunnel, commissioned in 2018, that also accesses the mine at the 720 level. The Yauricocha Tunnel was added to increase haulage capacity and serves as a ventilation conduit. Refer to Figure 1.1.

The Yauricocha Shaft, currently under construction, will provide access down to 1370 level and is expected to be in operational in 2022.

Mine production at Yauricocha is currently an average of 3,300 t/d with planned annual production of 1.2 million tonnes per year (Mt/y) for 6 years.

CORTE LONGITUDINAL DE LA MINA YAURICOCHA - INDICANDO LA SECUENCIA DEL PLAN DE MINADO DURANTE EL PERIODO AGOSTO 2017 AL 2026
MINA CACHI CACHI
CUERPO GALLITO
CUERPO JULIANA I
CUERPO JULIANA II
R.B. - Yauricocha
RB - 01
Alimak Antacaca
CUERPO ANTACACA
ROSAURA
ANTACACA SUR
R.B. 2
CUERPO CATAS
PIQUE MASCOTA
PIQUE CENTRAL
CUERPO MASCOTA
Nivel 720
CUERPO ESPERANZA
R.B. 08
R.B. 10
CUERPO CUYE
Nivel 920
PROYECTO PIQUE YAURICOCHA
Nivel 1070
CUERPO CUYE
ACUIFERO LIBRE SEGUN ESTUDIO HIDROGEOLOGICO EN LAS CALIZAS JUMASHA - Geo-Logic Perú S.R.L. (TODD)
LINEA DEL NIVEL FREATICO DE LA MINA YAURICOCHA SEGUN ESTUDIO HIDROGEOLOGICO - Geo-Logic Perú S.R.L. (TODD)
ACUIFERO LIBRE SEGUN ESTUDIO HIDROGEOLOGICO EN LAS CALIZAS JUMASHA - Geo-Logic Perú S.R.L. (TODD)
LINEA DEL NIVEL FREATICO DE LA MINA YAURICOCHA SEGUN ESTUDIO HIDROGEOLOGICO - Geo-Logic Perú S.R.L. (TODD)
LEYENDA EXPLOTACIÓN POR AÑOS
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
NOTA:
Explotado
Potencial
PIQUES Y EXTRACCIÓN
SOCIEDAD MINERA CORONA S.A.
PLANEAMIENTO Y PRODUCTIVIDAD
SECCION LONGITUDINAL PLAN DE MINADO
MINA YAURICOCHA

Source: Sierra Metals, 2019

Figure 1-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)

1.6.2	Geotechnical

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (ore) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. In 2017, SRK confirmed that these activities complied with international standards and industry best practices.

Sierra Metals informed SRK that there have not been material changes to the geotechnical characterization and understanding since the last technical report. Three dimensional geotechnical models were developed in conjunction with SRK in 2015. SRK understands that these have not been maintained and there are no current three-dimensional geotechnical models for the mining areas. Using a central database and developing/maintaining integrated litho-structural and rock mass models is industry standard and best practice. Sierra Metals geotechnical department instead produces and uses two-dimensional plans which SRK notes are of good quality, illustrative and functional.

Mudflows are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level (elevation of 4,040 masl to 4,057 masl in the Antacaca and Catas ore bodies) and the 870 level (elevation of 4,010 masl to 4,093 masl in the Rosaura and Antacaca Sur ore bodies). All of the recorded mudflows have been located within ore bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation. The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

The ground control management level plans reviewed present a rock mass quality regime that is consistent with the conceptual geotechnical rock mass model, as well as the description of the domains and sub-domains from the 2015 technical report. The level plans and accompanying development profile and installation procedures are well developed and appropriate for operational application. The ground support designs were not reviewed in detail as part of this study, but an observation was made that the ground support type for good ground did not include any surface support. Unless there is a thorough and regimented check-scaling procedure ensured, industry standard is to have surface of mesh and/or shotcrete even in good ground.

SRK is of the opinion that the current understanding of subsidence and its effects is reasonable. The current understanding of in-situ and induced stress for the current mining areas is satisfactory, but for the deeper planned mining areas, site specific stress measurements and stress modelling are needed. The current understanding of the conditions leading to mudflow and the mitigation measures and practices put in place are reasonable; however, the potential occurrence of a mud rush event is an ever-present risk to be managed, particularly when entering new/deeper mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed.

1.6.3	Hydrogeology

Hydrogeological and hydrological information is available from multiple sources, including mine records and a large number of investigations or data compilations by external consultants. Mine operations have compiled significant information on flow rates and field water quality parameters (e.g., color, pH, conductivity, temperature) across much of the mine and developed maps summarizing locations and data. Numerous hydrogeological and hydrological studies have also been completed by external consultants (Geologic, 2014, 2015; Hydro-Geo Consultores, 2010, 2012, 2016; Geoservice Ingenieria 2008, 2014, 2016; Helium, 2018). Data has been collected from underground observations, pump tests, tracer tests, and surface water features.

Cumulative inflow into the mine was on the order of 100 L/s in 2017 (Helium, 2018). Inflow measurements have been collected at many locations (drainage drill holes and discrete inflows) and at different times, but data is somewhat inconsistent. Water enters the mine in widely distributed areas and drainage drill holes located on various levels.

Current observations and analyses suggest that inflow to both the subsidence (caving) zone and the mine will increase as the mine expands. Mitigation and management efforts should continue to understand the distribution of water and value in efforts to control or reduce inflow. One risk is mud rush, as described in Section 16.5.1.

Historically, the mine has been able to manage water sufficiently to allow mining to proceed. There is no reason to believe that this will change, but as the mine expands, water inflows should be expected to increase, and risks exist that could influence factors such as production rate (delays due to inflows) or safety (mud rush risk). Further work is required to improve understanding of the hydrogeological system and the magnitude of potential risk for new mining areas. Inflow reduction or management mitigation efforts should continue to be assessed, tested and implemented to reduce these risks.

1.7	Recovery Methods

Yauricocha’s conventional processing plant consists of two parallel processing lines, one for polymetallic sulfide ore and one for oxide ore. Each circuit’s unit processes include a crushing stage, grinding, multi-stage differential flotation, thickening and filtration.

Yauricocha polymetallic circuit has a nominal capacity of 3,000 t/d. The polymetallic plant is showing a consistent upward trend in throughput capacity. During the January to October 2019 period, the polymetallic circuit operated on average at 2,926 t/d of fresh feed. Silver is preferentially deported to the lead sulfide concentrate in an increasing proportion, starting in 2013 at 34.7%, and averaging 43.1% in the January to October 2019 period.

In the January to October 2019 period, the copper concentrate recovered 26.4% of the silver metals that translated in payable grade of 613.4 g/t Ag. Zinc concentrate recovered 8.9% of the silver metal. Zinc Concentrate accounts for the largest output of the concentrate streams. Zinc concentrate production ranged from 45,000 t/y to 56,000 t/y, or approximately 60% of the total tonnage produce from the polymetallic circuit.

In the first ten months of 2019 there was no treatment of oxide ore.

Approximately 11.52% of the mill feed tonnage leaves the site as concentrate (Table 1.3 Yauricocha Ore Processing and Concentrate Production for January to October 2019).

All concentrates are trucked off site.

Table 1-3: Yauricocha Ore Processing and Concentrate Production for January to October 2019

Processing Circuit	Stream	Tonnes	Throughput t/d
			(@ 365days/year)
Polymetallic	Fresh Ore	889,472	2,926
	Cu Concentrate	24,838	82
	Pb Concentrate	21,698	71
	Zn Concentrate	55,966	184
Oxide	Fresh Ore
	Pb Concentrate
	Pb Oxide Concentrate
	Fresh Ore
	Cu Oxide Concentrate
	Fresh Ore
	Cu Concentrate

Source: Sierra Metals, 2019

1.8	Project Infrastructure

The site is a mature producing mine and mill, with all required infrastructure in place and functioning. The Project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site (approximately 500 employees and 1,200 contractors).

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF.

The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, high explosives and detonator magazines, underground shops, and diesel and lubrications storage.

The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from the Ococha Lagoon, the Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. The current power load is 10.5

MVA with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is planned to be expanded to approximately 14 MVA in 2020/2021. A compressed air system is used underground with an additional 149 KW compressor system being added, and diesel fuel is used in the mobile equipment and in the 895 kW backup electrical generator.

The site has permitted systems for the handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has a capacity for 12 months at the current production levels. The TSF is being expanded with another lift in 2019/2020 to provide three more years of capacity. The three additional lift stages in total will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project’s solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper which are recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 t to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

1.9	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a mining rate of 3,300 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

Among the relevant permits, the following are highlighted:

Land ownership titles;

Public registrations (SUNARP) of:

-	Process concession,
-	Mining concession,
-	Constitution of “Acumulación Yauricocha”, and
-	Land ownership and Records owned property (land surface) and lease; and

2016 water use right proof of payment.

On January 17, 2019, the bank (Santander) guarantee for the compliance of the Mine Closure Plan regarding Yauricocha Mine Unit Closure Plan Update (approved by Directorate Resolution N° 002-2016-MINEM-DGAAM) was renewed for US$13,693,757.

The Second Amendment of the Closure Plan (approved by Directorate Resolution N°063-2017-MEM-DGAAM, 02/28/2017) designates that the mining operator shall record the guarantee by varying annuities the first days of each year, so that the total amount required for final and post closure is recorded by January 2022 as shown in Table 1.4.

Table 1-4: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	Constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC

Note: The amount includes tax (VAT, 18%)

Closure Plan costs are presented in Table 1.5.

Table 1-5: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

1.10	Capital and Operating Costs

Based on average mining/processing rate of 3,300 t/d, the Yauricocha reserves will support production until the end of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 1.6.

Table 1-6: Capital Summary (US$000’s)

Description	Total (2019-2023)	2019	2020	2021	2022	2023
Sustaining Capital	74,900	19,850	21,950	14,800	10,500	7,800
Mine Development	19,000	3,500	7,000	5,000	2,800	700
Equipment Sustaining	21,800	7,100	4,300	3,900	3,500	3,000
Concentrator Plant	4,200	1,600	800	700	600	500
Tailings Dam	5,100	1,600	1,900	1,600	-	-
Pumping System	700	700	-	-	-	-
Mine Camp	6,000	900	2,700	800	800	800
Ventilation	13,600	3,100	5,100	1,800	1,800	1,800
Environmental	500	350	150	-	-	-
Other	4,000	1,000	-	1,000	1,000	1,000
Expansionary Capital	40,400	9,200	11,900	10,400	6,800	2,100
Exploration	12,700	2,500	3,000	2,700	2,400	2,100
Yauricocha Tunnel	300	300	-	-	-	-
Yauricocha Shaft	27,400	6,400	8,900	7,700	4,400	-
Total Capital	115,300	29,050	33,850	25,200	17,300	9,900

Source: Sierra Metals, 2019

The Mine’s operating costs were estimated based on 2018 actual costs provided by Sierra Metals. Table 1.7 and Table 1.8 present the summary of total operating costs and the summary of unit operating costs.

Table 1-7: Operating Cost Summary (US$000,000’s)

Area	Total	2019	2020	2021	2022	2023	2024	2025	2026
Mine	390	63	66	69	66	53	42	27	3
Plant	77	12	13	14	13	11	8	5	1
G&A	84	13	14	14	13	11	10	78	11
Total	$551	$89	$93	$97	$92	$75	$60	$40	$5

Source: Sierra Metals, 2019

Table 1-8: Unit Operating Cost Summary (US$/t)

Area	Average	2019	2020	2021	2022	2023	2024	2025	2026
Mine	50.89	57.21	54.73	53.54	54.97	54.79	50.91	45.47	35.54
Plant	10.05	11.09	10.84	10.6	10.89	10.85	10.08	9.01	7.04
G&A	11.77	12.2	11.47	10.63	10.94	11.14	11.95	12.96	12.83
Total	$72.71	$80.50	$77.04	$74.77	$76.80	$76.79	$72.94	$67.43	$55.41

Source: Sierra Metals, 2019

1.11	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Yauricocha Mine is currently in production. In addition, no material expansion of current production is planned. Sierra Metals has performed an economic analysis of the Yauricocha Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

1.12	Conclusions and Recommendations
1.12.1	Geology and Mineral Resources

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza, Cuye, and other areas will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine.

The current QA/QC program is aggressive and will be providing increased confidence in the quality of the analytical data for future mineral resource estimates.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices and that material changes have been made in the practices of sampling and downhole deviation measurement which improve confidence in the new drilling. However, there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

1.12.2	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

1.12.3	Mineral Reserve Estimation and Mining Methods

The Yauricocha Mine is a producing operation with a long production history. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the expected mill feed for the Yauricocha deposit. Continuous improvement processes are in place to regularly ensure that executed plans reflect good mine planning practices

SRK recommends the following:

•	Effort be made to streamline and automate the mineral reserve estimation process to facilitate future mineral reserve estimates, reviews and audits.
•	The mine planning group needs to review the latest version of the MRMR Best Practice Guidelines published by CIM on November 29th, 2019 and work towards implementing the best practices related to the mineral reserve estimation process. In particular, the MSO runs to be used for mineral reserve estimation should be based on a block model with the grades of the inferred mineral resource set to zero so that the inferred mineral resources are treated as waste.
•	Reserve estimation runs in MSO should use a block model with inferred mineral resource grades set to zero, i.e. treat inferred mineral resources as waste.
•	A robust mineral reserve to mine to mill reconciliation process needs to be established in order to provide proper backup for the dilution and mining recovery assumptions.
•	An appropriate data collection system needs to be implemented to collect the required data to establish the above reconciliation process in a usable format. This is fairly easy to do for cut and fill, but much harder to do for sub-level caving areas.
•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.
•	A consolidated 3D LoM design should be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.
•	The Base Case LoM plan based on mineral reserves only that was generated for this update should be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.
•	The mine planning group should prepare one or more LoM plans which are more optimistic than the Base Case for use in strategic planning. Typically, the optimistic LoM plan includes inferred mineral resources designed to a conceptual level of detail and updated as the resource is moved to an Indicated or Measured category.

1.12.4	Geotechnical

SRK’s recommendations are:

•	Continue collecting geotechnical characterization data from mined drifts and exploration drillholes
•	Maintain a central geotechnical database
•	Develop and maintain geotechnical models, including structures and rock mass wireframes

•	Conduct a program of stress measurement in the deeper planned mining areas
•	Conduct numerical stress analyses of mining-induced stress effects on planned mining
•	Continue a short-term to long-term dewatering programs with drainage systems
•	Examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing ore reserves due to unexpected ground problems
•	Revisit the current ground control management plans to check that they are appropriate for the deeper mining areas

1.12.5	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements in the last several years of operation, most recently including improvements to the flotation unit process, installation of an x-ray slurry analyzer, and the addition of a mechanical rod feeder, for primary rod mill grinding, for improved safety and production. Overhaul of its concentrate thickener with torque monitoring and rake positioning system is planned in 2020 to improve underflow slurry density and increase concentrate filtration capacity. Work continues to de-bottleneck the plant to maximize capacity.

1.12.6	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,300 t/d. SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

The Environmental Adjustment and Management Program (PAMA), as established by the Supreme Decree Nº 016-93-EM, was the first environmental management tool that was created for mines and metallurgical operations existing before 1994 to adopt technological advances and / or alternative measures to comply maximum permissible limits for effluent discharge and emissions of mining-metallurgical activities. Since then, many environmental regulations have been enacted updating and/or replacing older regulations. The environmental certification for mining activities was transferred from the Ministry of Mining and Energy to the Ministry of Environment; specifically, to the National Service for Environmental Certification (SENACE) effective December 28, 2015.

Though SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorate Resolution N° 242-2015-MINEM-DGAAM), an important gap exists with reference to environmental and social impact assessment as referred to by the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014), this was covered by the approval of the EIA on February 11, 2019.

In addition, SMCSA has two Supporting Technical Reports which authorize the construction of the technological improvement of the domestic waste water treatment system and the addition of new equipment and infrastructure in the Chumpe concentrator plant process. This last Supporting Technical Report (ITS) was approved in 2017 by Directorate Resolution N° 176-2017-MINEM-DGAAM.

SMCSA applied to SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017) within the framework of the Supreme Decree N° 016-1993-EM, as this study was initiated before the enforcement of the D.S N° 040-2014-EM and in application of an exceptional procedure established by it. The EIA was obtained on February 11, 2019.

SMCSA also has a closure plan, which has been updated by three amendments. Table 1.10 through Table 1-11 summarize the results of the updated cost analysis, the annual investment plan and annual calendar for guarantee payment.

Table 1-9: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive	Final Closure	Post Closure	Total
	Closure
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	$6,088,956.27	$10,909,401.31	$1,152,253.15	$18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 1-10: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 1-11: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

1.13	Capital and Operating Costs

SRK is of the opinion that the operating and capital cost estimates are reasonable estimates of the cost to extract the current Mineral Reserves based on current knowledge.”

Bolivar Mine, Mexico

The Company owns 100% of the Bolivar Mine.

Bolivar Technical Report

The following is the summary section of the Bolivar Technical Report, prepared by Mining Plus Peru SAC, and reviewed by Qualified Persons Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK) and Augusto Chung, FAusIMM CP (of the Company). The full text of the Bolivar Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bolivar Technical Report.

“1	Executive Summary

Introduction

Sierra Metals Inc. own and operate the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) located in the Piedras Verdes District of Chihuahua State, Mexico, approximately 250 kilometres southwest of the city of Chihuahua. The Property consists of 14 mineral concessions totaling 6,800 hectares.

Sierra Metals Inc., formerly known as Día Bras Exploration Inc., engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput. This Technical Report is a Preliminary Economic Assessment (PEA) prepared and filed in accordance with National Instrument 43-101 and Form 43-101F1.

Geology

The Bolivar Mine exploits Cu-Zn skarn mineralization and is one of many precious and base metal deposits of the north-northwest trending Sierra Madre belt in the states of Chihuahua, Durango and Sonora in north western Mexico. Stratigraphy exerts a strong control on mineralization, calcic beds host predominantly host zinc mineralization and underlying dolomitic beds host copper dominant mineralization. Highest grades develop in areas of structurally controlled brecciation around the margins of intrusions.

Resource

This PEA considers indicated and inferred resources reported by SRK on June 28th, 2018 with an effective date as of October 31, 2017. By definition resources have not had modifying economic factors applied to them and they are not demonstrated to be economically viable.

Table 1-1: Resource Summary

Class	Tonnes(000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold and silver assays were capped where appropriate.
(2)	Mineral resources are reported at cut-off values based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.59/t), processing costs (US$ 8.33/t), and general and administrative costs (US$2.41/t).
(3)	The metal value COG for the Bolivar Mine is US$ 29.00 /t. No mineral resources are reported for the remaining pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

**Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(4)	The resources were estimated by David Keller of SRK consulting (Canada) using Ordinary Kriging (OK), and reviewed and validated by Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person.
(5)	Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

Mining

A sustainable mine production of 3000 tpd is achieved at the Bolivar Mine using a combination of room and pillar and longhole stoping mining. Redco Mining Consultants (Redco) were commissioned by Sierra Metals to determine how mine production could be increased sustainably and also to define the optimal economic rate of mine production. Redco determined that the optimal rate of production is 5000 tpd and that a three-year period of advanced development would be required to achieve this production increase. Redco deemed that a capital investment of $62 M was needed to fund mine development and the acquisition of mine fleet.

Proposed production increases are based on the phasing out of room and pillar mining and the deployment of longhole stoping throughout the mine. Compared to room and pillar mining, longhole stoping offers the advantages of increased productivity and increased mine recoveries.

Longhole stoping in areas of shallower dipping mineralized bodies will increase total dilution compared to room and pillar mining, shallower dipping bodes are diluted up to 53% compared to more vertical bodies where total anticipated dilution can be much less at 17%.

Mineral Processing

The Piedras Verdes processing plant, located 8.2 kilometres from the Bolivar Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality copper concentrates with silver and gold by-product credits.

The Piedras Verdes processing plant currently processes 3000 tpd and achieves recoveries of Cu 83%, Au 64% and Ag 78% all deported to a copper concentrate. Piedras Verdes previously recovered zinc, equipment related to the zinc recovery circuit is idle at the plant. Sierra metals determined that throughput at the plant could be increased to 5000 tpd, this increase requires a capital expenditure of $9.7 M over a three-year period. Throughput increases are dependent on:

•	Overhauling and repurposing of idle equipment installed at the plant
•	Overhauling and or replacement of active equipment, which will require a temporary shutdown of processing operations
•	Purchase of mobile jaw and cone crushers for the crushing circuit; Sierra Metals determined that compared to fixed equipment, mobile equipment has a similar cost but offers more flexibility and does not require civil works and engineering ahead of installation
•	Increase in tailings storage capacity.

Transmin have identified various areas for potential efficiency gains and processing improvements at the Piedras Verdes Plant, these areas of improvement are not considered in the mine plan are being investigated by Sierra Metals:

•	Magnetic separation
•	Removal of fines ahead of primary crushing
•	Conversion of an idle conditioning tank to a flash flotation tank
•	Introduction of a secondary milling circuit
•	Union of milling outflow distribution to a single cluster of 10 hydro cyclones

Tailings Management

The current conventional tailings storage facility has capacity to store tailings until year end 2019 at a production rate of 3000 tpd. Anddes were commissioned by Sierra Metals to develop preliminary designs for a tailings storage facility with capacity to store 14Mt of tailings, is estimated to cost $4M and will be constructed in stages. Construction of a starter dam for a new filtered/dry-stack tailings storage facility has begun.

The 14 Mt storage capacity of the new facility is 4.6 Mt less than that required to store all the tailings associated with the proposed mine plan; additional tailings storage is required if the proposed mine plan is to be realised.

Economic Analysis

Redco undertook an Economic Analysis of their proposed mine plan combined with other factors including modifications to the Piedras Verdes processing plant and tailings storage facilities.

The PEA estimates a base case after – tax Net Present Value (NPV) of US$214 million, with an after-tax return on investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 96 M. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$ 359 M, equating to an operating cost of US$ 21.18 per tonne milled.

Copper ores from Gallo Inferior, El Salto, Bolivar West and Bolivar North West in flotation laboratory tests float readily in the first 2 to 4 minutes with finer grinding (55 to 60% minus 200 mesh) achieving rougher recovery between 85% to 90%. It is recommended to use 85% Cu recovery since the installation of the third ball mill is currently in progress and planned to be on line Q1-2019. Therefore, the metallurgical recoveries used in the evaluation are 85% Cu, 78% Ag and 64% Au.

Table 1-2: Economic Analysis Summary

PEA Highlights Base case of $1,291/oz Gold, $18.25/oz Silver, $3.00/lb. Copper	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	214
Return on Investment	ROI (%)	550
Mill Feed	Tonnes (Mt)	16.9
Peak Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	Years	11
Total Life of Mine (LoM) Capital Costs	US$ M	96
Net After – Tax Cashflow	US$ M	303
Total Operating Unit Costs	US$/t	21.18
LOM Gold Production (Payable)	oz	86,472
LOM Silver Production (Payable)	oz	7,013,157
LOM Copper Production (Payable)	t	114,537

Critical Risks

•	Heavy reliance on inferred resources as the basis of the mine plan
•	Mid to long term availability of tailings storage capacity

Recommendations

PEA’s are based on resources that are not demonstrated to be economically viable. Based on the Economic Analysis of the proposed mine plan presented in this PEA, more definitive, studies are recommended.

Advancement of the proposed mine plan should consider the following:

•	Geotechnical investigation should be extended to areas of the mine that are not currently in production but are considered in the mine plan

•	Ventilation in the Bolivar mine is currently based on natural air flow which is influenced by atmospheric conditions on surface. Proposed production increases and associated machinery movement are likely to have a negative impact on air quality, to ensure safety in the mine, ventilation modelling is recommended based on which a ventilation plan should be defined
•	The resources considered in the proposed mine plan are classed as either inferred or indicated. Further exploration drilling and exploration mine development should be undertaken to increase confidence in the resources used in the mine plan. The proposed mine plan should be refined when additional information is available
•	The classification of mining blocks based on NSR value and proximity to other blocks could exclude potential mine feed from the proposed mine plan, subsequent revisions of the mine plan should consider blocks above the NSR marginal cut-off that are not necessarily immediately adjacent to other mine blocks above the economic NSR cut off. A ratio of development meters required for access compared to potential tonnages could be used to determine potential economics
•	Longhole stoping is considered in areas where bodies dip up to 70 degrees, this introduces significant dilution, other mining methods should be considered in such areas as they could reduce dilution.”

Additional Disclosure from the Bolivar Technical Report

In addition to the summary from the Bolivar Technical Report reproduced above, certain additional information from the Bolivar Technical Report is summarized below:

Property Location

The Bolivar property is located in Chihuahua, Mexico, in the municipality of Urique. The property is situated in the rugged, mountainous terrain of the Sierra Madre Occidental, approximately 250 km southwest of the city of Chihuahua and approximately 1,250 km northwest of Mexico City. The geographic centre of the property is 27°05’N Latitude and 107°59’W Longitude. It is roughly bounded to the northeast by the Copper Canyon mine (50 km from the Bolivar mine), to the south by the El Fuerte river (18 km), to the north by the village of Piedras Verdes (5 km), and to the northwest by the town of Cieneguita (12.5 km).

Mineral Titles

Día Bras wholly holds mineral concession titles allowing exploration and mining within 14 concessions (6,800 ha) that make up the project area. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

Mineralization

Mineralization at the Bolivar property is hosted by skarn alteration in carbonate rocks adjacent to the Piedras Verdes granodiorite. Orientations of the skarn vary dramatically, although the majority are gently-dipping. Thicknesses vary from 2 m to over 20 m. Skarn mineralization is strongly zoned, with proximal Cu-rich garnet skarn in the South Bolivar area, close to igneous contacts, and more distal Zn-rich garnet+pyroxene skarn in the northern Bolivar and southern skarn zones near El Val. The presence of chalcopyrite+bornite dominant skarn (lacking sphalerite) in the South Bolivar area, along with K-silicate veins in the adjacent granodiorite suggests that this zone is close to a centre of hydrothermal fluid activity. In contrast, the main Bolivar mine is characterized by Zn>Cu and more distal skarn mineralogy such as pyroxene>garnet and pale green and brown garnets.

Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the majority: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization.

Cusi Mine, Mexico

The Company owns 100% of the Cusi Mine.

Cusi PEA

The following is the summary section of the Cusi Technical Report, prepared by Mining Plus Peru SAC, and reviewed by Qualified Persons Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK), Daniel H. Sepulveda, BSc Extractive Metallurgy Engineer, SME-RM (of SRK) and Augusto Chung, FAusIMM CP (of the Company). The full text of the Cusi Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Cusi Technical Report.

“1	Executive Summary

Sierra Metals operate the Cusi mine and Mal Paso plant, combined to form “the Property”. The Property currently operates at 650 tpd with an average head grade of 201 g/t Ag and produces commercial grade Pb/Ag and Zn concentrates. Production rates of 650 tpd are achieved at the Property using the conventional cut and fill method supported by minor longhole sub-level stoping. Sales of silver recovered in the Pb/Ag concentrate is the main revenue stream at Cusi.

The Property is in the Cusihuarachi District of Chihuahua State, Mexico, approximately 135 km southwest of Chihuahua City. Epithermal mineralization has been mined in the area since its discovery in the early 1800’s. Mineralization is bound between regionally significant northwest trending faults; 8 mineralized zones are recognized at the Property, mineralized zones are up to 10 m across and include; silicified faults, veins and breccias. Seven epithermal veins are recognized at the property, veins typically; range between 0.5 and 2 m wide, dip steeply, extend 100 to 200 m along strike and, extend up to 400 m depth. Vein orientations range between northeast and northwest.

This Preliminary Economic Assessment (PEA) considers depleted measured, indicated and inferred resources reported on February 12th, 2018 by SRK and effective as of August 31st, 2017. These resources are not demonstrated to be economically viable. The results of this PEA are indicative of conceptual potential and are not definitive.

Table 1-1: Summary of resource reported by SRK, February 12th, 2018 (Effective August 31st, 2017)

Class	Area	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000’s)
Measured	Santa Rosa de Lima (SRL)	268	225	0.13	0.55	0.68	362
Total Measured		268	225	0.13	0.55	0.68	362
Indicated	Promontorio	241	213	0.08	0.37	0.44	1097
Indicated	Eduwiges	293	198	0.26	1.35	1.32	928
Indicated	SRL	296	242	0.32	0.62	0.64	1435
Indicated	San Nicolas	195	176	0.13	0.21	0.22	414
Indicated	San Juan	208	189	0.13	0.2	0.21	121
Indicated	Minerva	222	198	0.4	0.09	0.05	57
Indicated	Candelaria	386	366	0.14	0.17	0.28	46
Indicated	Durana	224	219	0.06	0.05	0.02	97
Total Indicated		267	217	0.21	0.64	0.66	4195
Total Measured + Indicated		267	217	0.21	0.63	0.66	4557
Inferred	Promontorio	218	185	0.1	0.35	0.62	308
Inferred	Eduwiges	229	115	0.09	1.78	1.79	147
Inferred	SRL	216	158	0.22	0.55	1.04	658
Inferred	San Nicolas	181	161	0.14	0.21	0.23	340
Inferred	San Juan	200	186	0.04	0.15	0.27	44
Inferred	Minerva	149	143	0.05	0.08	0.06	5
Inferred	Candelaria	185	125	0.16	0.62	1.17	128
Inferred	Durana	124	115	0.01	0.17	0.09	3
Total Inferred		207	158	0.16	0.54	0.84	1633

Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

Sierra Metals commissioned various specialist groups (Table 1-2) to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput from 650 tpd to 1200 tpd by Q1 2019 and 2700 tpd by mid-2021.

Table 1-2: Groups involved in development for conceptual plan considered in the PEA

Group	Concept	Report
SRK Consulting (U.S.), Inc.	Resource Estimation	SRK, 2017
Redco Mining Consultants	Increase mine output to 2700 tpd	Redco, 2018
Sierra Metals (SM)	Increase Mal Paso Plant Capacity to 1200 tpd	Sierra, 2018
Ingenieria Carillo (IC)	Engineering associated with increased Mal Paso plant capacity
Kappes Cassiday and Associates (KCA)	Preliminary design of 1500 tpd plant at Cusihuariachi	KCA, 2018
Anddes Consulting (AC)	Expansion of tailings storage capacity	Anddes, 2018
Flopac	Tailings Storage up to Q1-2020	Flopac, 2017

Mining Methodology

To determine how mine output could be increased, Sierra Metals commissioned Redco Mining Consultants (Redco) to undertake a scoping study, considering; existing development and infrastructure, geotechnical characteristics, geological controls and mineralization style. The study (Redco, 2018) determined that mechanized Avoca mining could be used to achieve a sustainable production of 2700 tpd. Improved productivity would be associated with improved safety as the requirement for man time spent in stopes is significantly reduced.

Head-grades are expected to reduce from the current 201 g/t Ag to 180 g/t Ag @ 1200 tpd and 170 g/t Ag @ (2700 tpd). Redco estimate that $95.11M capital investment is required to mechanise the Cusi Mine and achieve 2700 tpd production.

As part of their scoping study, Redco considered plans for ventilation and dewatering on a very general scale. Sierra Metals recognize that further and more detailed ventilation and dewatering plans are required to support the overall conceptual mine design.

Mineral Processing

The Mal Paso Plant, located 44 km from the Cusi Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality Pb/Ag and Zn concentrates. Mineral is delivered from the mine to the plant in 20t trucks.

Mineral processing and the recovery of mineral is demonstrated, and silver recoveries are established at 86%.

The Mal Paso Plant increased throughput from 450 tpd at the beginning of 2018 to 650 tpd currently. In line with proposed increases in mine output, processing capacity at Mal Paso will increase to 1200 tpd in 2019, a new plant with a capacity of 1500 tpd is proposed at Cusihuariachi, to come online mid-2021.

Sierra Metals (Sierra, 2018) undertook an internal review to determine how the Mal Paso plant could be adjusted to increase throughput to 1200 tpd. This study identified bottlenecks in the existing plant, to overcome bottlenecks and achieve the desired throughput at Mal Paso. Sierra Metals have begun to purchase the pieces of equipment and project that the remaining pieces of equipment will be purchased and installed before Q1 2019.

An independent processing plant, operating complimentary to Mal Paso, will be required to process the proposed 2700 tpd mine output. Sierra Metals commissioned Kappes Cassiday and Associates (KCA) to produce a conceptual design for a modular plant to process 1500 tpd at Cusihuariachi from mid-2021. The modular plant is designed to be easily scalable in 1500 tpd increments.

The proposed plant at Cusihuariachi is significantly closer to the Cusi Mine than the Mal Paso Plant, KCA estimate that this would translate to an operational saving of USD $4/t. A further saving of USD $1/t, related to mineral processing, is envisaged by KCA. This combined USD $5/t operational saving, the equivalent of USD $2.7M/yr. (i.e. 1500 tpd x 360 days x USD $5/t) would be offset against projected Capital requirements of USD $30M.

Tailings Capacity

Tailings produced at Mal Paso are currently stored in two conventional tailings storage facilities. As of February 2018, planned and permitted raises to existing tailings facilities would provide 520k m3 of storage capacity, the equivalent of 1 year and 7 months storage at a production rate of 1200 tpd.

Sierra Metals recognize that increasing tailings storage capacity is critical to achieving and sustaining increased rates of production.

Anddes Consulting (AC) evaluated the merits of 9 new potential tailings storage facilities identified by Sierra Metals, based on preliminary work 4 sites are undergoing more detailed evaluation ahead of final selection and detailed engineering. The 4 sites offer varying storage capacities between 600k m3 and 2.5M m3.

The proposed plant at Cusihuariachi would require the development of a new tailings facility separate from those used at Mal Paso. A potential site for a dry-stack (>75% solids) tailings storage facility has been identified and is undergoing preliminary investigations. Conceptually, the identified site would provide storage for 5.4Mt of tailings, the equivalent of 11 years capacity operating at 1500 tpd.

Economic Analysis

The PEA calculates a Base Case after – tax NPV of USD $92.18 M with an after – tax IRR of 75% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total $104.46 M. The payback period for the LOM capital is estimated at 4.60 years. Operating costs of the life of mine total $259.32 M, equating to an operating cost of $41.36 per tonne milled.

Table 1-3: Plan considered in the PEA

PEA Highlights Base case of $1,283/oz Gold, $18.30/oz Silver, $0.93/lb. Lead, $1.15/lb. Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	92.2
Internal Rate of Return	IRR	75%
Mill Feed	Tonnes (Mt)	6.27
Peak Mining Production Rate	t/year	972,000
LOM Project Operating Period	Years	9
Total Life of Mine (LoM) Capital Costs	US$ M	104.5
Net After – Tax Cashflow	US$ M	150.6
Total Operating Unit Costs	US$/t	41.36
LOM Gold Production (Payable)	Oz	19,706
LOM Silver Production (Payable)	MOz	30
LOM Lead Production (Payable)	t	28,256
LOM Zinc Production (Payable)	t	19,160

Updated Mineral Resource and Mineral Reserve Information

Yauricocha Mine

The Company prepared an updated mineral resource estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2019 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Resource Estimate as of December 31, 2019

Resources	T (000)	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Measured	3,455	66.39	0.71	1.31	1.17	3.46	7,374	78	45,186	40,507	119,656
Indicated	8,989	45.60	0.60	1.30	0.70	2.80	13,179	173	116,857	62,923	251,692
Measured + Indicated	12,444	51.37	0.63	1.30	0.83	2.98	20,553	252	162,043	103,430	371,348

	T (000)	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Inferred	6,632	43.03	0.58	1.19	0.47	2.16	9,175	123	79,175	31,165	143,122

(1)	Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Silver, gold, silver, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.
(3)	The consolidated Yauricocha Resource Estimate is comprised of Measured, Indicated and inferred material in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.
(4)	Polymetallic Mineral Resources are reported at Cut-Off values (COV)’s based on 2018 actual metallurgical recoveries and 2019 smelter contracts.
(5)	Metal price assumptions used for polymetallic feed considered 2019 consensus pricing (Gold (US$1,303/oz), Silver (US$15.95/oz), Copper (US$2.94/lb), Lead (US$0.95/lb), and Zinc (US$1.24/lb).
(6)	Lead Oxide Mineral Resources are reported at COV’s based on 2016 actual metallurgical recoveries and 2016/2017 smelter contracts.
(7)	Metal price assumptions used for lead oxide feed considered Long Term consensus pricing (Gold (US$1,314/oz), Silver (US$17.55/oz), Copper (US$3.11/lb), Lead (US$0.95/lb), and Zinc (US$1.08/lb).
(8)	The mining costs are based on 2018 actual costs and are variable by mining method.
(9)	The unit value COV’s are variable by mining area and proposed mining method. The marginal COV ranges from US$46 to US$55.

The Company prepared an updated mineral reserve estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2019 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Reserve Estimate as of December 31, 2019

	T (000)	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Proven	2,458	52.28	0.58	1.27	0.89	3.16	4,132	46	31,159	21,880	77,565
Probable	5,775	43.69	0.47	1.07	0.70	3.00	8,112	87	61,793	40,425	173,250
Proven + Probable	8,233	46.26	0.50	1.13	0.76	3.05	12,244	133	92,952	62,305	250,815

(1)	Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101
(2)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(3)	The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.
(4)	Mineral reserves are reported at unit value cut-offs values (COV) based on metal price assumptions*, variable metallurgical recovery assumptions**, and variable modifying factors***.

* Metal price assumptions considered are based on 2019 consensus pricing: Gold (US$/oz 1,354.00), Silver (US$/oz 17.82), Copper (US$/lb 3.08), Lead (US$/lb 0.93), and Zinc (US$/lb 1.08).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built into the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Modifying factors such as dilution and mining recovery are based on historical mine to mill reconciliation and are variable by mining method and area.

(5)	The mining costs are variable by mining method.
(6)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.
(7)	The unit value COV’s are variable by mining area and proposed mining method. The economic COV ranges from an NSR of US$71 to US$80.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (“JORC”) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource and reserve estimate is based on the Yauricocha Mine consolidated mineral resource and reserve estimate with an effective date of October 31, 2019, as contained in the Yauricocha Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2019. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Yauricocha Technical report.

All economic parameters are based on the Yauricocha Technical Report. All risks associated with the Yauricocha Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Yauricocha Technical Report.

Bolivar Mine

The Company prepared an updated mineral resource estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2019 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Resource Estimate as of December 31, 2019

Resources	T (000)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Measured	0	0.00	0.00	0.00	0	0	0
Indicated	10,902	23.34	0.30	1.07	8,181	107	116,649
Inferred	8,012	22.40	0.42	0.96	5,771	108	76,915

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver, assays were capped where appropriate.
(2)	Mineral resources are reported at a single value cut-off (CoG) of US$29 based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

The Company prepared an updated mineral reserve estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2019 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Reserve Estimate as of December 31, 2019

Reserve	T (000)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)

Proven	0	0.00	0.00	0.00	0	0	0
Probable	5,560	19.03	0.26	0.84	3,403	47	46,841

Source: SRK, 2018

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered are: US$3/lb Cu, US$18.25/oz Ag, and US$1,291/oz Au.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(3)	The mining costs are based on historical actual costs.
(4)	The NSR cut-off values are variable by mining method:
•	The economic NSR cut-off value is:

US$30.80 = Room and Pillar.

US$33.10 = Longhole Stoping.

•	The marginal NSR cut-off value is:

US$26.50 = Room and Pillar.

US$28.70 = Longhole Stoping.

(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource and reserve estimate is based on the Bolivar Mine consolidated mineral resource and reserve estimate with an effective date of October 31, 2017, as contained in the Bolivar Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2019. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Bolivar Technical report.

All economic parameters are based on the Bolivar Technical Report. All risks associated with the Bolivar Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Bolivar Technical Report.

Cusi Mine

The Company prepared an updated mineral resource estimate for the Cusi Mine (on a consolidated basis) as at December 31, 2019 which is set out in the chart below:

Cusi Mine Consolidated Mineral Resource Estimate as of December 31, 2019

Resources	T (000)	Ag/g-t	Au/g-t	%Pb	%Zn	Ag (Koz)	Au (Koz)	Pb (t)	Zn (t)
Measured	362	224.69	0.13	0.55	0.68	2,615	2	1,991	2,462
Indicated	3,682	223.84	0.22	0.67	0.69	26,497	26	24,781	25,467
Measured + Indicated	4,044	223.91	0.21	0.66	0.69	29,111	28	26,801	27,932

Resources	T (000)	Ag/g-t	Au/g-t	%Pb	%Zn	Ag (Koz)	Au (Koz)	Pb (t)	Zn (t)
Inferred	1,633	157.80	0.16	0.54	0.84	8,285	8	8,898	13,790

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).

* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/lb 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

* Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the Cusi Mine consolidated mineral resource estimate with an effective date of August 31, 2017, as contained in the Cusi Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2019. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the Cusi Technical report.

All economic parameters are based on the Cusi Technical Report. All risks associated with the Cusi Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Cusi Technical Report.

Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors. The risks and uncertainties described below as well as the other information contained in this AIF should be carefully considered. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, Sierra’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, criminal activity, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Sierra’s business.

Precious and base metal price fluctuations

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious and base metals. Such prices may fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of precious and base metal producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Mineralized material calculations and life-of-mine plans using significantly lower precious and base metal prices could result in material write-downs of the Company’s investments in mining properties and increased amortization, reclamation and closure charges.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the NPV and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Yauricocha Mine and Bolivar Mine, none of the Company’s properties have any orebodies with proven or probable reserves.

The economics of developing precious and base metal properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Uncertainty of calculation of reserves and resources and metal recoveries

Although the Company’s reported mineral reserves and resources have been prepared by Qualified Persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material changes in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of reserves and resources

The Yauricocha Mine, Bolivar Mine and Cusi Mine are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

No defined mineral reserves at the Cusi Mine

Although commercial production at the Cusi Mine was declared in January 2013, the decision to put the Cusi Mine into production was not made based on a feasibility study or defined mineral reserves. In addition, the Cusi Mine is still considered to be in the development stage as the majority of its production comes from development rock. The development of a mining operation typically involves large capital expenditures and a high degree of risk and uncertainty. To reduce this risk and uncertainty, issuers typically make a production decision based on a comprehensive feasibility study of established mineral reserves. Historically, projects put into production without a comprehensive feasibility study of established mineral reserves have a much higher risk of economic or technical failure. As the decision to put the Cusi Mine into production was not based on a feasibility study of mineral reserves demonstrating economic and technical viability, the project involves an increased level of uncertainty and an increased risk of economic and/or technical failure. No assurance can be given that the operation of the Cusi Mine will continue to be economic or profitable.

Risk of foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Peru and Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties in those countries which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. In addition, some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation of earnings or capital, changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Peru and/or Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Peru and Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Burden of government regulation and permitting

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Risks relating to outstanding borrowings

The Company’s ability to repay its outstanding borrowings depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs, however the Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors including those discussed herein, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

If there is any event of default under any of the Company’s loan facilities, the principal amount of such loans, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further its operating and/or exploration activities.

Uncertainty of title to assets

Although the Company believes that it has exercised commercially reasonable diligence with respect to determining title to properties that it owns, controls or has rights in, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Environmental risks

All phases of the Company’s operations are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulations, if any, will not adversely affect its operations. Environmental hazards may exist on properties held by the Company that are unknown to it and that have been caused by previous or existing owners or operators of the Company’s properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reasonof the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings other than as disclosed in the Company’s financial statements, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Insurance risks

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risks

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Volatility in the price of the Common Shares

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. In addition, because of the nature of the Company’s business, certain factors such as public announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of precious and base metals, government regulations, changes in earnings estimates or recommendations by research analysts who track Sierra’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of its securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Sierra’s securities, including the price of the Common Shares, regardless of the Company’s results. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risks

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Reliance on Key Personnel and Labour Relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Potential conflicts of interest

Certain of the Company’s directors and officers serve, or may serve in the future, as officers and directors for other companies engaged in natural resource exploration, development and/or production. Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The CBCA requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Controlling group of shareholders

Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”) and Arias Resource Capital Management LP (the “Manager” or “ARCM”) collectively own a significant number of Common Shares. This significant concentration of ownership may adversely affect the trading price for the Common Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the Company's other shareholders.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards “as in-place tonnage and grade” without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Potential dilution of present and prospective shareholdings

The exercise of stock options and restricted share units (“RSUs”) issued by the Company and the issuance of other additional equity securities in the future could result in dilution in the value of the Common Shares and the voting power represented by such shares. Furthermore, to the extent holders of the Company’s stock options or other securities exercise their securities and then sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market.

Currency Risks

The Company's operations in Mexico and Peru are subject to foreign currency exchange fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration and operating costs of the Company are denominated in United States dollars, Peruvian Nuevo Soles, and Mexican pesos. In addition, the Company’s sales of silver, copper, lead, zinc and gold are denominated in United States dollars. The United States dollar is the functional currency of the Peruvian entities and the Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable that are subject to currency risk. As a result, the Company’s financial performance may be significantly impacted by changes in foreign exchange rates.

Risks relating to cyclical business

The mining and exploration industry is cyclical in nature. The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which the Company conducts its business. For example, if commodity pricing is low, Sierra’s access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of the Company’s current properties and may affect its ability to, among other things: (i) capitalize on financing, including equity financing, to fund its ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on its properties.

Furthermore, weather cycles may affect the Company’s ability to conduct exploration activities at its mines, including the Yauricocha Mine, Bolivar Mine and Cusi Mine. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather related factors, including inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Liquidity risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company’s budgets and forecasts are based on estimates of commodity prices, future production, operating costs and capital costs. The Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's ability to meet its financial obligations as they come due.

The Company ensures that it has sufficient committed credit facilities to meet its short-term operating needs. There can be no guarantee that the Company will be successful in obtaining these credit facilities on acceptable terms, or at all. If additional financing is not available, the Company may have to postpone its capital expenditures and exploration programs, which could materially impact the long-term financial performance of the Company.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Credit risks

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, other receivables and financial assets.

The Company is subject to credit risk through its significant Mexican value-added-tax (“VAT”) receivable that is collectible from the government of Mexico. The VAT receivable balance as at December 31, 2019 was $9.2 million (December 31, 2018 - $5.8 million).

Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. However, the laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products. The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

COVID-19

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of COVID-19 or other epidemics. In December 2019, the COVID-19 virus emerged in China and has now spread to several other countries, including Canada, Mexico and Peru, and infections have been reported globally. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

Dividends and Distributions

There have been no cash dividends or distributions declared on any of Sierra’s securities for each of the three most recently completed financial years of the Company.

The amount of future dividends to be declared in the future, if any, shall be considered by the Board on a quarterly basis and will depend on the Company's overall cash and operating position at the relevant time, satisfaction of solvency tests imposed by applicable law for the declaration and payment of dividends and other relevant factors.

Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date hereof, the Company has 162,115,379 Common Shares issued and outstanding.

Each Common Share carries one vote at all meetings of shareholders, is entitled to receive dividends as and when declared by the Board and is entitled to participation in in the remaining property and assets of the Company upon dissolution or winding-up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Market for Securities

The Common Shares are currently listed for trading on the TSX and the Lima Stock Exchange under the symbol SMT. The Common Shares are also listed for trading on the NYSE American under the symbol SMTS.

Trading Prices and Volumes

The following table provides a summary of the high and low prices and volumes for the Common Shares as traded on the TSX for the twelve-month period ending December 31, 2019.

Period	High (C$)	Low (C$)	Volume
January 2019	2.76	2.33	644,901
February 2019	2.35	2.25	342,093
March 2019	2.31	2.08	376,329
April 2019	2.20	1.90	931,153
May 2019	1.92	1.76	101,025
June 2019	1.82	1.63	366,751
July 2019	2.00	1.56	472,459
August 2019	2.00	1.54	424,211
September 2019	1.96	1.56	345,219
October 2019	1.90	1.35	410,737
November 2019	1.74	1.98	161,403
December 2019	2.18	1.78	1,623,556

Prior Sales

During the fiscal year ended December 31, 2019, the Company issued the following securities that are not listed or quoted on a marketplace:

Date of Issue	Type of Security Issued	Number of Securities Issued
May 6, 2019	RSUs	944,585 (1)
May 10, 2019	RSUs	370,570
July 31, 2019	RSUs	33,263

(1) 204,657 of these RSUs have since been cancelled

Escrowed Securities

To the Company’s knowledge, as at December 31, 2019, no securities of the Company were held in escrow or were subject to contractual restriction on transfer.

Directors and Officers

As of the date of this AIF, the Board consists of eight directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the consenting documents of the Company or the provisions of the CBCA.

The following table sets forth the names, residency and office of each director and executive officer of the Company as at the date hereof:

Name, position with the Company, province or state and country of residence	Principal occupation for the past five years	Director/officer of the Company since
IGOR GONZALES (6) President, Chief Executive Officer and Director (Lima, Peru)	-May 2017 to present: President and CEO of the Company -November 2014 to May 2017: COO at CIA Minas Buenaventura (a mining company)	-President & CEO since May 1, 2017 -Director since September 19, 2013
J. ALBERTO ARIAS (2)(4)(5) Chairman of the Board and Director (Miami, USA)	President and CEO, ARCM (a private fund manager)	November 26, 2008
DOUGLAS F. CATER (1)(3)(6) Director (Ontario, Canada)

-January 2019 to present: Independent Consultant

-January 2016 to January 2019: VP Exploration (Canada), Kirkland Lake Gold Inc. (a mining company)

-June 2012 to January 2016: VP Exploration, St. Andrew Goldfields Inc. (a mining company)

June 10, 2009
STEVEN G. DEAN (2)(3)(5) Director (British Columbia, Canada)	Independent businessman	October 4, 2011
DIONISIO ROMERO PAOLETTI Director (Lima, Peru)	Corporate Director and Chairman of various public companies	November 16, 2015
JOSE VIZQUERRA BENAVIDES (1)(2)(4) Director (Ontario, Canada)

-November 2019 to present: President & CEO of O3 Mining Inc. (a mining company)

-June 2016 to November 2019: Executive VP of Strategic Development at Osisko Mining Inc. (a mining company)

-July 2015 to June 2016: COO and Senior VP Corporate Development at Osisko Mining Inc.

-April 2014 to July 2015: President and CEO Oban Mining Corporation (a mining company)

November 9, 2017
RICARDO ARRARTE (6) Director (Lima, Peru)

-July 2016 to present: Director with an affiliate of ARCM (a private fund manager)

-July 2017 to February 2020: Chief Executive Officer of Cautivo Mining Inc. (a mining company)

-January 2014 to June 2016: Central Mine Manager of Cementos Pascasmayo and Fosfatos del Pacifico (a mining company)

April 5, 2019
KOKO YAMAMOTO (1)(3)(4) Director (Ontario, Canada)	Partner and Accountant at McGovern, Hurley LLP (a public accounting firm)	July 15, 2019
ED GUIMARAES Chief Financial Officer (Ontario, Canada)	-November 2014 to present: CFO of the Company	November 17, 2014

ALONSO LUJAN Vice President, Exploration and Country Manager, Mexico (Chihuahua, Mexico)

-September 2016 to present: VP Exploration of the Company

-January 2016 to September 2016: Independent Consultant

-September 2011 to December 2015: General Manager, Trafigura Mining Group (MATSA) (a mining operations manager)

September 14, 2016
MICHAEL MCALLISTER Vice President, Investor Relations (Ontario, Canada)

-May 2019 to present: VP Investor Relations of the Company

-July 2016 to May 2019: VP Corporate Development of the Company

-April 2015 to July 2016: Director Corporate Development of the Company

-Jan 2015 to April 2015: Senior Account Executive, TMX Equicom (an investor relations consulting firm)

July 15, 2016
RAJESH VYAS Corporate Controller (Ontario, Canada)

-December 2019 to present: Corporate Controller of the Company

-November 2017 to November 2019: Director of Finance of Alamos Gold Inc. (a mining company)

-April 2016 to November 2017: Operations Controller of Richmont Mines Inc. (a mining company)

-June 2003 to July 2015: Controller/Projects Controller of Iamgold Corp. (a mining company)

December 18, 2019
JILL NEFF Corporate Secretary (British Columbia, Canada)	-April 2013 to present: Corporate Secretary of the Company	April 25, 2013

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Nomination Committee
(5)	Member of the Corporate Strategy Committee
(6)	Member of the Health, Safety, Environment & Community Relations Committee

As at December 31, 2019, the directors and executive officers of the Company as a group beneficially owned, directly and indirectly, or exercised control or direction over, an aggregate of 86,995,636 Common Shares, representing approximately 53.7% of the then outstanding Common Shares. This includes an aggregate of 85,008,027 Common Shares owned by the ARC Funds and the Manager. The ARC Funds are managed by the Manager. The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Common Shares beneficially owned by the ARC Funds. J. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds and the Manager, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Board Adviser

Mr. Alberto Beeck serves as an adviser to the Board. Pursuant to an adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer or executive officer of the Company is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed herein, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or;
(b)	has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company confirms that there are currently no existing material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.  Other than with respect to (i) the involvement of certain directors of the Company in other mining companies, and (ii) the significant holding of the ARC Funds and the Manager in the Company for which J. Alberto Arias may be deemed to share voting and dispositive power with respect to the Company securities beneficially owned by the ARC Funds and the Manager, there are no potential material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.

Audit Committee Information

The Board has established the Audit Committee comprised of Koko Yamamoto (Chair), Douglas F. Cater and Jose Vizquerra Benavides. All of the members of the Audit Committee are independent, non-executive directors of the Company. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees (“NI 52-110”).

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing the accounting and financial reporting processes of the Company, audits of the financial statements of the Company, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company for the purpose of preparing or issuing an audit report or related work. This charter is reviewed and assessed at least annually or otherwise, deemed appropriate, by the Board with the assistance of the Corporate Governance, Nominating and Audit Committees. A copy of this charter is attached hereto as Appendix “A”.

Koko Yamamoto

Ms. Yamamoto is a chartered professional accountant with over 19 years' experience. She is a partner at McGovern, Hurley LLP, a CPAB registered firm, since 2003, and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. She is currently a director for Largo Resources Inc. as well as Chair of the Largo Resources Audit Committee. Ms. Yamamoto is registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Ms. Yamamoto obtained her CPA CA designation in 2001 and holds a Bachelor of Commerce from the University of British Columbia.

Douglas F. Cater

Douglas Cater is a graduate of the University of Waterloo and is a Professional Geologist with 30 years of experience in the exploration and mining of precious metals including the analysis of budgets and project management of mining projects. Mr. Cater retired from his position as Vice-President Exploration of Kirkland Lake Gold Inc. (2016 – 2019), and prior to that he was Vice President Exploration of St. Andrews Goldfields Ltd. (2012 – 2015). Since June of 2009, he has also been the Project Manager for Sabina Gold & Silver Corporation, a mineral exploration and development corporation. He was the Exploration Manager for Dundee Precious Metals Inc., a Toronto-based mining and exploration Company, from August 2005 to June 2009. Mr. Cater’s experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Jose Vizquerra Benavides

Mr. Vizquerra Benavides is the Executive Vice President of Strategic Development and a Director at Osisko Mining Inc. Previously, Mr. Vizquerra Benavides served as the President & CEO of Oban Mining Corp. (“Oban”), where he led the successful change of business strategy that resulted in Oban's acquisition of Corona Gold, Eagle Hill Exploration Corp. and Ryan Gold to form what is now Osisko Mining. Mr. Vizquerra Benavides previously worked as Head of Business Development for Compania de Minas Buenaventura, prior to which he worked as a production and exploration geologist at the Red Lake gold mine. He is currently a board member of Alio Gold Inc. Mr. Vizquerra Benavides holds a M.Sc. from Queens University in MINEX, and is a Qualified Person (AIGP). Mr. Vizquerra Benavides’ experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Audit Committee Oversight

At no time since January 1, 2019 has a recommendation of the Audit Committee to nominate or compensate an external auditor been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, including the requirement that all non-audit services to be performed by the external auditor must be pre-approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Fees

PricewaterhouseCoopers LLP (“PWC”) was appointed as auditors of the Company on July 11, 2012. For the fiscal years ended December 31, 2019 and December 31, 2018, the fees billed by PWC are summarized below for each category:

Service	Fees billed in 2019	Fees billed 2018
Audit Fees	$327,465	$336,080
Audit-Related Fees (1)	$56,334	$55,184
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
Total Fees Paid	$383,799	$391,264

(1) For the year ended December 31, 2019, the $56,334 in “Audit-Related Fees” relates to PWC’s quarterly reviews.

(2) For the year ended December 31, 2018, the $55,184 in “Audit-Related Fees” relates to PWC’s quarterly reviews.

The fees set forth in the table above cover the following services provided to us by PWC:

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported in the preceding paragraphs.

Legal Proceedings and Regulatory Actions

Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future. These may result in a significant impact on the Company’s financial condition, cash flow and results of operations.

The following is a description of the legal proceedings the Company is or was a party to, or that any of its property is or was the subject of, during the fiscal year ended December 31, 2019:

In October 2009, P&R sued the Company and one of its subsidiaries, Dia Bras Mexicana (the “P&R Litigation”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where Dia Bras Mexicana currently operates, nor are these properties included in any resource estimates of the Company. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the Fifth Civil Hall of the Superior Court of Justice of the State of Chihuahua (the “State Court”), which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Bolivar Mine, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, the Second Federal Collegiate Court on Civil and Labor Matters of the Seventeenth circuit in the State of Chihuahua (the “Federal Court”) granted the Company a temporary suspension of the adverse resolution issued by the State Court. In July 2014, the Federal Court ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in the Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. On February 12, 2016, the Federal Court issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the State Court. On February 6, 2020, the Company announced the settlement of the P&R Litigation. See “General Development of the Business – Three-Year History and Recent Developments – 2020”.

In 2009, a personal action was filed in Mexico against Dia Bras Mexicana by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between Dia Bras Mexicana and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

The Company is not aware of any other legal proceedings known to be contemplated.

Regulatory Actions

During the financial year ended December 31, 2019, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any of the following persons or companies in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(i)	a director or executive officer of the Company;

(ii)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; and

(iii)	an associate or affiliate of any of the persons or companies referred to in (i) or (ii) above.

Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Investor Service Inc. located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

Material Contracts

There are no contracts, other than those disclosed in this AIF (including the Corporate Facility, as amended) and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed year ended December 31, 2019 or before the most recently completed financial year, that are still in effect as of the date of this AIF.

Interest of Experts

The Qualified Persons responsible for reviewing the Yauricocha Technical Report are Andre M. Deiss, B.Sc., (Hons), Pri.Nat.Sci., MSAIMM, SRK Principal Consultant (Resource Geology); Carl Kottmeier, B.Sc., P. Eng., MBA, SRK Principal Consultant (Mining); Daniel H. Sepulveda, B.Sc., SME-RM, SRK Associate Consultant (Metallurgy); Daniel Mackie, M.Sc., B.Sc., P.Geo., SRK Practice Leader/Principal Consultant (Hydrogeologist); and Jarek Jakubec, C.Eng., FIMMM, SRK Practice Leader/Corporate Consultant (Mining and Geology).

The Qualified Persons responsible for reviewing the Bolivar Technical Report are Enrique Rubio, Ph.D. (of Redco); Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK); and Augusto Chung, FAusIMM CP (of the Company).

The Qualified Persons responsible for reviewing the Cusi Technical Report are Enrique Rubio, Ph.D. (of Redco); Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK); Daniel H. Sepulveda, BSc Extractive Metallurgy Engineer, SME-RM (of SRK); and Augusto Chung, FAusIMM CP (of the Company).

To the knowledge of the Company, each of the Qualified Persons listed above hold less than 1% of the outstanding Common Shares, at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF and either did not receive any or received less than a 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

Americo Zuzunaga MAusIMM CP (Mining Engineer), the Vice-President Planning of the Company, is named in this AIF as having prepared the Yauricocha Mine consolidated mineral reserve and resource estimate as at December 31, 2019, the Bolivar Mine consolidated mineral reserve and resource estimate as at December 31, 2019, and the Cusi Mine consolidated mineral resource estimate as at December 31, 2019, under the heading “Updated Mineral Resource and Mineral Reserve Information”. As of the date hereof, Americo Zuzunaga holds 50,735 RSUs of the Company.

PWC are the auditors of the Company who have prepared the auditors’ report in respect of Sierra’s annual financial statements for the fiscal year ended December 31, 2019. PWC has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s financial statements and management discussion & analysis for its most recently completed financial year.

APPENDIX “A”

Sierra Metals INC.

AUDIT COMMITTEE CHARTER

I	PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sierra Metals Inc. (the “Corporation”). The primary function of the Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Committee. The Committee’s primary duties and responsibilities are:

•	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;
•	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and
•	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.
II	COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the British Columbia Securities Commission) and any exchanges upon which the Corporation's securities are listed (including, but not limited to, the Toronto Stock Exchange) are satisfied.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall remain on the Committee until the next annual organizational meeting of the Board or until their successors have been duly elected or appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III	DUTIES AND RESPONSIBILITIES
1.	The Committee shall:
(a)	review and recommend to the Board for approval the annual audited consolidated financial statements of the Corporation;
(b)	review with financial management and external auditors the Corporation’s financial statements, MD&A and earnings releases prior to filing the same with regulatory bodies such as securities commissions and/or prior to their release;

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(c)	review document referencing, containing or incorporating by reference the annual audited consolidated financial statements or non-audited interim financial statements (e.g. prospectuses and/or press releases containing financial results) prior to their release; and
(d)	make changes or additions to security policies of the Corporation and report, from time to time, to the Board on the appropriateness of the policy guidelines in place to administer the Corporation’s security programs.
2.	The Committee, in fulfilling its mandate, shall:
(a)	ensure to its satisfaction that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer of the Corporation to certify financial statements and other disclosure documents as required under securities laws;
(b)	ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of those procedures;
(c)	recommend to the Board the selection of the external auditors, consider their independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors;
(d)	monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors, and discussing and resolving any material differences of opinion or disagreements between management and the external auditors;
(e)	review the performance of the external auditors and approve any proposed discharge and replacement of the external auditors when circumstances warrant. Consider, with management, the rationale for employing accounting/auditing firms other than the principal external auditors;
(f)	periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
(g)	arrange for the external auditors to be available to the Committee and the Board as needed. Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;
(h)	review and approve the Corporation’s hiring policies regarding employees or former employees of the current and former external auditors;
(i)	review the scope of the external audit, including the fees involved;

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(j)	review the external auditors’ report on the annual audited consolidated financial statements;
(k)	review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;
(l)	review major positive and negative observations of the external auditors during the course of the audit;
(m)	review with management and the external auditors the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;
(n)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;
(o)	review and approve requests for any management consulting engagement to be performed by the external auditors and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees;
(p)	review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material impact upon the financial position or operating results of the Corporation, and whether these matters have been appropriately disclosed in the financial statements;
(q)	review the conclusions reached in the evaluation of management’s internal control systems by the external auditors, and management’s responses to any identified weaknesses;
(r)	review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;
(s)	review with management their approach with respect to business ethics and corporate conduct;
(t)	review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Corporation’s published financial reports or reputation;
(u)	receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the Board, if material;
(v)	review with management the accuracy and timeliness of filing with regulatory authorities;
(w)	review periodically the business continuity plans for the Corporation;

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(x)	review annually general insurance coverage of the Corporation to ensure adequate protection of major corporate assets including, but not limited to, D&O (Directors and Officers) and “Key Person” coverage;
(y)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies; and
(z)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.
3.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.
4.	On an annual basis, the Committee will review the Audit Committee Charter and, where appropriate, recommend changes to the Board.
IV	SECRETARY

The Secretary of the Committee will be appointed by the Chair of the Committee.

V	MEETINGS
1.	The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.
2.	Meetings may be conducted with members present in person, by telephone or by video conference.
3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.
4.	Notice must be given to each Committee member not less than 48 hours before the time when a meeting is to be held. The notice period may be waived by a quorum of the Committee.
5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Corporation will receive notice of every meeting of the Committee.
6.	The Board shall be kept informed of the Committee’s activities by a report, including copies of minutes, at the next Board meeting following each Committee meeting.
VI	QUORUM

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee.

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